As Filed with the Securities and Exchange Commission on August 14, 2007	Registration No. [ ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
(Name of Small Business Issuer in its Charter)

Texas	7371	76-0649310
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

2544 Tarpley, Suite 104
Carrollton, TX 75006
(972) 418-0225
(Address and telephone number of principal executive offices and principal place of business)

Carey Kent Williams, President and Chief Executive Officer
American Enterprise Development Corporation
2544 Tarpley, Suite 104
Carrollton, TX 75006
(972) 418-0225
(Name, address and telephone number of agent for service)

Copies of all communications should be sent to:

Alan L. Talesnick, Esq.
Melissa L. Mong, Esq.
Shawn M. Turner, Esq.
Patton Boggs, LLP
1801 California Street
Suite 4900
Denver, Colorado 80202
Telephone No.: (303) 830-1776; Facsimile No.: (303) 894-9239

Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of Common Stock	32,432,856	$0.15	$4,864,928	$149.35
Shares of Common Stock underlying Selling Stockholder Warrants (3)	540,000	$0.28(4)	$151,200	$4.64
Total Shares of Common Stock	32,972,856	$0.15	$4,945,928	$153.99

(1) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) The price of $0.15 per share, which was the average of the high and low prices of the Registrant's common stock, as reported on the Over-The-Counter Bulletin Board (the "OTC Bulletin Board") on August 8, 2007, is set forth solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.

(3) Represents shares of the Registrant's common stock issuable upon the exercise of warrants issued by the Registrant in connection with a loan agreement.

(4) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(g) of the Securities Act, based on the higher of (a) the exercise price of the warrant or (b) the offering price of the securities of the same class included in this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS REGISTRATION STATEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, THIS PROSPECTUS IS DATED AUGUST 14, 2007

PRELIMINARY PROSPECTUS

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION

32,972,856 Shares of Common Stock

This prospectus relates to the resale of up to 32,972,856 shares of our common stock, par value $.0003 per share, by certain selling stockholders. We are not selling any securities in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by us.

The selling stockholders identified in this prospectus (which term as used herein includes its pledgees, donees, transferees or other successors-in-interest), referred to herein as the "Selling Stockholders", may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled "Plan of Distribution" beginning on page 11. The prices at which the Selling Stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. The Selling Stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock. Our common stock is traded on the Over-The-Counter Bulletin Board (the "OTC Bulletin Board") under the trading symbol "AEND.OB". On August 8, 2007, the last reported sale price of our common stock on the OTC Bulletin Board was $0.15 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

You should rely only on the information provided in this prospectus or any supplement to this prospectus and information incorporated by reference. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Certain Selling Stockholders and any broker-dealers who act in connection with the sale of certain Selling Stockholders' shares may be deemed to be "underwriters" within the meaning of the Securities Act.

Prospectus dated ________, 2007

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
FINANCIAL STATEMENTS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
MANAGEMENT
EXECUTIVE COMPENSATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN TRANSACTIONS AND RELATIONSHIPS
LEGAL MATTERS
EXPERTS
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION

ABOUT THIS PROSPECTUS

In making an investment decision, you should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The shares of our common stock offered in this prospectus are to be offered and sold only in jurisdictions where those offers and sales are permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

.Except as otherwise provided, in this prospectus the terms "American Enterprise Development Corporation," "Company," "we," "us," and "our" refer to American Enterprise Development Corporation, and its wholly owned subsidiary, Havoc Distribution, Inc..

FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" relating to the Company. The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. Certain statements made in this prospectus may constitute forward-looking statements (within the meaning of Section 27.A of the Securities Act 1933, as amended, and Section 21.E of the Securities Exchange Act of 1934, as amended) regarding the expectations of management with respect to revenues, profitability, and adequacy of funds from operations, among other things. All statements that address operating performance, events or developments that management expects or anticipates will or may occur in the future including statements related to new products, volume growth, revenues, profitability, adequacy of funds from operations, statements expressing general optimism about future operating results and non-historical information, are forward-looking statements within the meaning of the Act. Without limiting the generality of the foregoing, words such as "may", "anticipation", "intend", "could", "estimate", or "continue" or the negative or other comparable terminology are intended to identify forward-looking statements.

These forward-looking statements are subject to many risks and uncertainties, many of which are outside our control, that could cause actual results and events to differ materially from the statements made herein. Some, but not all, of these risks and uncertainties include:

*	Our limited operating history and current going concern report;
*	Our ability to implement adequate disclosure controls and procedures and internal controls over financial reporting;
*	Our need to raise capital to implement our business plan and establish our operations;
*	Competitive products and pricing pressures and our ability to gain our share of sales in the marketplace as a result of actions by competitors;
*	Decreased demand for our products resulting from changes in consumer preferences;
*	Seasonality of sales;
*	Our ability to maintain and build a brand image for Havoc(tm) products;
*	Changes in any federal, state or local rules and regulations that govern our products;
*	Our ability to maintain key executive officers;
*	Managing our growth and resources;
*	The effectiveness of our advertising, marketing and promotional programs;
*	Production risks or limitations on our production capacity and capabilities;
*	Our ability to maintain good relationships with independent distributors and customers of our products;
*	Our ability to accurately anticipate future demand for our products and maintain adequate inventory levels;
*	Changes in the costs and availability of raw materials and the ability to maintain favorable supply arrangements and relationships and procure timely and/or adequate production of all or any of our products;
*	Increases in fuel and freight costs;
*	Possible recalls of our products;
*	Unilateral decisions by distributors, convenience chains, grocery chains, specialty chain stores, club stores and other customers to discontinue carrying any of our products that they are carrying at any time;
*	Our inability to adequately protect our intellectual property; and
*	Volatility of stock prices may restrict sales or other opportunities.

The foregoing list of important factors and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission is not exhaustive. See " Risk Factors" below for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described herein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, our actual results could be materially different from the results described or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. Given these uncertainties, you should not rely on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events except to the extent required by applicable securities laws.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus or incorporated herein by reference herein. It may not contain all of the information that is important to you. You should read the entire prospectus, including any documents incorporated by reference, before making an investment decision.

Our Company

We develop, market and distribute energy drinks under the Havoc(tm) brand names and under the brand names of various sports conferences, franchises and teams that we sponsor. We license the right to co-brand with these established sports brands and market our products to their fan base. We also have initiated sales and distribution into the corporate private label market, with sales to night clubs, private corporations and casinos. These entities either sell or use the product to promote their businesses with their own logo on the energy drink cans.

Energy drink consumers consist largely of young, active consumers under 40 years of age. We target young, active sports fans, athletes and the youth and college markets with our co-branding strategy because we believe these consumers are loyal to their sports teams and willing to purchase products sponsored by these teams.

We intend to use Havoc's brand strategy to drive our growth. As part of our branding strategy, we have elected to focus on co-branding agreements with groups that have established a strong fan base in order to allow us to market the Havoc(tm) energy drink in connection with these popular brand names. Because these sports brands already have a strong following, we expect to capture consumers' interest at a lower marketing cost than if we directly marketed these consumers without any sports brand affiliations. We believe that the flavor and characteristics of the Havoc(tm) products are superior to our competitors, and thus, we believe we can increase our market share quickly through our branding strategy.

The Offering

On June 15, 2007, we entered into an Investment Agreement (the "Investment Agreement") with Dutchess Private Equities Fund, Ltd. ("Dutchess"), pursuant to which Dutchess committed, upon our request, to purchase up to $10,000,000 of our common stock on the terms and conditions set forth in the Investment Agreement. In connection with the Investment Agreement, we agreed pursuant to a Registration Rights Agreement, to register 30,000,000 shares of our common stock for resale by Dutchess.

This prospectus relates to the resale of up to 30,000,000 shares of our common stock by Dutchess and 2,972,856 shares of our common stock by certain other Selling Stockholders. This prospectus relates to the resale of our stock by these Selling Stockholders either in the open market or to other investors through negotiated transactions.

Common stock offered:	Up to approximately 32,972,856 shares
Use of proceeds:	We will not receive any proceeds from the sale of our common stock by the Selling Stockholders. We will, however, receive proceeds from our sale of common stock to Dutchess pursuant to the Investment Agreement. See "Use of Proceeds."
Symbol for our common stock:	Our common stock is traded on the OTC Bulletin Board under the ticker symbol "AEND.OB."

Our Capital Structure and Shares Eligible for Future Sale

Shares of common stock outstanding as of July 31, 2007:	53,752,437
Shares of common stock being offered for resale to the public by the Selling Stockholders(1):	32,972,856
Shares of common stock to be outstanding after this offering (2) :	84,292,437

(1) For the purpose of determining the number of shares subject to registration with the Securities and Exchange Commission, we have assumed that we will issue no more than 30,000,000 shares pursuant to the exercise of our put right under the Investment Agreement. However, there is no limit to the number of shares we may register pursuant to the Investment Agreement and the number of shares that we will actually issue pursuant to the Investment Agreement may be more than or less than 30,000,000, depending on the trading price of our common stock at the time of each put and how many times we issue a put. We currently have no intent to exercise the put right in a manner that would result in our issuance of more than 30,000,000 shares, but if we were to exercise the put right in that manner, we would be required to file a subsequent registration statement with the Securities and Exchange Commission and that registration statement would need to be deemed effective prior to the issuance of any such additional shares. This number also includes 2,432,856 other shares and 540,000 shares issuable upon exercise of warrants that may be sold by other Selling Stockholders.

(2) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of July 31, 2007 and assumes all of the 30,000,000 shares of common stock are purchased by Dutchess and all of the warrants are exercised. This number does not include an aggregate of 2,593,750 shares of our common stock reserved for issuance under our 2007 Stock Incentive Plan and our 2006 Stock Option Plan

Corporate History and Information

We were incorporated in Texas on June 28, 2000 with the name "A Time to Grow, Inc.". In January 2002, we became a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In August 2003, the shareholders voted to abandon the existing business plan, elected to become a business development company (a "BDC") under the Investment Company Act of 1940 (the "1940 Act") and approved changing the name of the Company to "American Enterprise Development Corporation". On May 16, 2006, the Company acquired Havoc Distribution, Inc. ("Havoc"), which is now our wholly-owned subsidiary. Then in November 2006, we withdrew our election to be regulated as a BDC. All of our business activities are conducted now through Havoc.

Our principal executive office is located at 2544 Tarpley, Suite 104, Carrollton, Texas 75006, telephone (972) 418-0225. Our website is www.havocenergy.com; however, any information that may be contained on our web site does not constitute part of this prospectus. .

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock.

This section of the prospectus focuses on some of the major risks inherent in our business and plans. It is not a discussion of every measure we would use to address those risks, but rather, it is an identification and discussion of those risks themselves.

An investment in the common stock offered hereby is speculative and involves a high degree of risk. In addition to the general investment risks described throughout this prospectus, investors should carefully consider the risks identified below. Although we believe these risks are the most significant ones as of the date of this prospectus, investors should nevertheless realize that factors other than those set forth below may ultimately affect an investment in our common stock in a manner and to a degree that cannot be foreseen at this time. We do not make any representation that the following risks represent all of the risks associated with an investment in the common stock offered hereby. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following risks actually occur, our business, financial condition and/or operating results could be materially adversely affected.

Limited Operating History

Our business, as currently conducted, has very limited operating history and faces challenges typical of new businesses in highly competitive markets with many other providers of the same or essentially the same products and services. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by a small business in a highly competitive industry. We had working capital deficits of $(223,538), and $(1,388,069) as of December 31, 2006 and March 31, 2007, respectively. In addition, revenues for the year ended December 31, 2006 were only $18,670 and only $42,224 for the three months ended March 31, 2007. Like any relatively new business enterprise operating in a specialized and intensely competitive market, we are subject to many business risks, which include, but are not limited to, unforeseen marketing and promotional expenses, unforeseen negative publicity, competition, product liability and lack of operating experience. Many of the risks may be unforeseeable or beyond our control. There can be no assurance that we will successfully implement our business plan in a timely or effective manner.

Going Concern Report

As a result of our current financial condition, our independent auditors have issued a going concern report on our financial statements for the fiscal year ended December 31, 2006. Our ability to continue in the normal course of business is dependent upon successfully raising capital and the success of future operations. These uncertainties raise substantial doubt about our ability to continue as a going concern. Further, there can be no assurance that we will not incur net losses in the future, or that our management will be able to market and sell enough products to generate sufficient revenues and continue as a going concern.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

We are required to maintain effective disclosure controls and procedures and internal control over financial reporting. At this time, we have very limited resources and are not able to take the steps necessary to ensure proper disclosure controls and procedures and put into place proper internal controls over financial reporting. Thus, our business, results of operations or financial condition and the value of our stock could be materially harmed.

Need to Raise Additional Capital

To execute our business plan during the next 12 months, we will need to raise additional capital to produce inventories to meet our expected demand, to pay existing short-term liabilities, including our licensing fees, and to service the existing long-term debt. The success of our business depends on our ability to raise additional capital through the sale of debt or equity or through borrowing, and we may not be able to raise capital or borrow funds in amounts necessary to continue our business, or at all.

Establishment of Our Operations

Our likelihood of success in establishing Havoc's energy drink business must be considered in light of the problems, experiences, difficulties, complications and delays frequently encountered in connection with the operation and development of new businesses. We currently have only one product, which has achieved only limited sales. We also must surmount a number of hurdles before we can expand our operations. The most significant of these are obtaining financing, establishing a market for our products, and implementing our advertising and marketing campaigns. We also must continue to develop and implement systems, standards and procedures for every aspect of our operation. There can be no assurance that we will be able to complete all of these items in a timely manner, or at all.

Competitive Industry

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors, and marketing campaigns. Important factors affecting our ability to compete successfully for consumer acceptance include taste and flavor of products, trade and consumer promotions, rapid and effective development of new, unique cutting edge products, attractive and different packaging, branded product advertising and pricing. We also compete for distributors who will market our products over our competitors' products, provide stable and reliable distribution and provide adequate shelf space in retail outlets.

In addition, we compete for maximum marketing efforts by multi-brand licensed brokers and distributors, many of which have a principal affiliation with one or more of our competitors. Our products generally compete with all liquid refreshments and with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers such as The Coca Cola Company, PepsiCo, Inc., Cadbury Schweppes plc, Red Bull Gmbh, Kraft Foods, Inc., Nestle Beverage Company, Tree Top and Ocean Spray, most of which have substantially greater marketing and distribution resources than we do. We also compete with companies that are smaller or primarily local in operation and with private label brands carried by grocery store chains, convenience store chains, and club stores.

Specifically, Havoc competes directly with Red Bull, Rockstar, Full Throttle, No Fear, Amp, Adrenaline Rush, 180, Extreme Energy Shot, Red Devil, Rip It, Nos, Boo Koo and many other brands. A number of companies who market and distribute iced teas and juice cocktails have added supplements to their products with a view to marketing their products as "functional" or "energy" beverages or as having functional benefits. In addition, certain large companies such as The Coca-Cola Company and PepsiCo Inc. market and/or distribute products in that market segment such as Mountain Dew, Mountain Dew MDX, and Vault.

We compete in all of our markets with other major suppliers of these products. Competitive pressures and other factors, such as new product introductions by a competitor, may result in price or market share erosion that could have a material adverse effect on our business, results of operations and financial condition. Also, there can be no assurance that our products and services will achieve broad market acceptance or will successfully compete with other products targeting the same customers.

Consumer Preferences

At this time, we are not distributing any diet beverages. There is, however, an increasing awareness and concern for health consequences of obesity. This awareness may reduce demand for our non-diet beverages, such as our current product, Havoc(tm), which could affect our profitability.

In addition, our current market distribution and penetration may be limited, as it is dependent upon whether the Havoc(tm) brand achieves consumer acceptance, and there can be no assurance that this acceptance will ultimately be achieved. Based on industry information, we believe that, in general, alternative beverage brands and products may be successfully marketed for five to nine years after introduction in a geographic distribution area before consumers' taste preferences change, although some brands or products have longer lives. In light of the limited life for alternative beverage brands and products, a failure to introduce new brands, products or product extensions into the marketplace as current ones mature could prevent us from achieving long-term profitability. Additionally, Havoc(tm) is considered a premium product and to maintain market share during recessionary periods, we may have to reduce profit margins, which would adversely affect our results of operations. We may be unable to achieve volume growth through product and packaging initiatives. We also may be unable to penetrate new markets. If our revenues decline, our business, financial condition and results of operations will be adversely affected.

Seasonality

Sales in the beverage industry typically are seasonal. As a result, our working capital requirements and cash flow may vary substantially throughout the year. Consumer demand for our products also may be affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our beverages and could have an adverse effect on our results of operations.

Brand Image and Products Liability Claims

Our success depends on our ability to maintain and build brand image for Havoc(tm), new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our products' brand image and on consumer preferences. Product quality issues, real or imagined, or allegations of product contamination, even if fake or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. We may be required from time to time to recall products entirely or from our packers, markets or batches. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance.

While we have to date not experienced any credible product liability litigation, there is no assurance that we will not experience such litigation in the future. Although we have product liability insurance in amounts we believe are adequate, we cannot assure the coverage will be sufficient to cover any and all product liability claims. To the extent our product liability coverage is insufficient, a product liability claim would likely have a material adverse affect upon our financial condition. In addition, any product liability claim successfully brought against us may materially damage the reputation of our products, thus adversely affecting our ability to continue to market and sell that or other products.

Regulations

The production, marketing, distribution and sale of Havoc(tm) products, including contents, labels and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies, including but not limited to the Federal Food, Drug and Cosmetic Act, the Dietary Supplement Health and Education Act of 1994, and the Occupational Safety and Health Act. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Similarly, any adverse publicity associated with any non-compliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, or otherwise, could have a material adverse effect on our financial condition and results of operation.

We cannot predict the impact future changes in accounting standards or practices may have on our financial results. New accounting standards could be issued that could change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our reported earnings. Increases in direct and indirect income tax rates could affect after tax income. Equally, increases in indirect taxes (including environmental taxes pertaining to the disposal of beverage containers) could affect our products' affordability and reduce our sales.

Managing Growth and Resources

To manage operations effectively and to become profitable, we must continue to improve our operational, financial and other management processes and systems. Our success also depends largely on our ability to achieve high levels of employee utilization, manage our production costs and general and administrative expenses, and otherwise execute our business plan. In addition, in order to grow and execute our business plan and opportunities, we need to have available to us adequate resources, including capital and personnel, which may not be available when needed. We also need to maintain adequate operational controls and focus as we add new brands, products, distribution channels, and business strategies. We may not be able to effectively and efficiently manage our growth. Any inability to do so could increase our expenses and could have an impact on our profit margin.

Licensing Strategy

We are party to several licensing agreements. Although we believe our licensing strategy will increase our national visibility among consumers, there are risks associated with implementing this licensing strategy. There is no assurance that the licensing partner will provide the same focus on distribution and management of the brand as is done with our own products. In addition, many of our agreements require substantial payments, which may be difficult for us to meet, and as a result, these agreements may be terminated early by the licensors if we are not able to perform.

Production Risks

We do not directly manufacture our Havoc(tm) products, but instead outsource such manufacturing to bottlers and other contract packers. We are solely dependent on the production capacity and capabilities of Krier Foods Inc. and Ball Corporation to meet the demand for Havoc(tm) products. In addition, there are limited packing facilities in the United States with adequate capacity and/or suitable equipment for our Havoc(tm) products. A disruption or delay in producing Havoc(tm) products could significantly affect our revenues from such products as alternative packaging facilities in the United States with adequate capacity may not be available for our Havoc(tm) products either at commercially reasonable rates and/or within a reasonably short time period, if at all. Consequently, in the event of a shortfall in agreed upon capacity or significantly increased demand, we may be unable to meet customer requirements resulting in decreased sales for our products, which could have an adverse effect on our results of operations.

Independent Distributors

Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. Most of our distributors sell and distribute competing products, and our products may represent a small portion of their business. To the extent our distributors are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and profitability will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include:

*	the level of demand for our brands and products in a particular distribution area;
*	our ability to price our products at levels competitive with those offered by competing products; and
*	our ability to deliver products in the quantity and at the time ordered by distributors.

We may not be able to meet all or any of these factors in our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which likely will adversely affect our revenues and financial results.

Existing Customer Relationships

Unilateral decisions could be taken by our distributors, and/or convenience chains, grocery chains, specialty chain stores, club stores and other customers to discontinue carrying all or any of our products that they are carrying at any time, which could cause our business to suffer and harm our financial condition.

Inventory Levels and Product Delivery

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels will not be appropriate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors and/or retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by distributors and/or retailers is too high, they will not place orders for additional products, which would unfavorably impact our future sales and adversely affect our operating results.

Raw Materials

The principal raw materials used by us comprise aluminum cans, packaging material, as well as juices, high fructose corn syrup, the costs of which are subject to fluctuations. The price of aluminum cans increased in 2006 and again in 2007. The prices of high fructose corn syrup and certain juice concentrates increased in 2006 and certain of these ingredients continued to increase in early 2007. These increased costs, together with increased costs primarily of energy and gas and freight are expected to result in increases in certain product costs and are expected to exert pressure on our gross margins in 2007. We are uncertain whether the prices of any of the above or any other raw materials or ingredients will continue to rise in the future and whether we will be able to pass any of such increases on to our customers.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials, we might not be able to satisfy demand on a short-term basis. Moreover, industry-wide shortages of certain juice concentrates, supplements and sweeteners could, from time to time in the future, be experienced, which could interfere with and/or delay production of certain of our products and could have a material adverse effect on our business and financial results. We do not use hedging agreements or alternative instruments to manage this risk. Packing Supplies

Many of our packaging supplies arrangements allow our suppliers to alter the costs they charge us for packaging supplies based on changes in the costs of the underlying commodities that are used to produce those packaging supplies, such as aluminum for cans, pulp for cartons and/or trays. These changes in the prices we pay for our packaging supplies occur at certain predetermined times that vary by product and supplier. Accordingly, we bear the risk of increases in the costs of these packaging supplies, including the underlying costs of the commodities that comprise these packaging supplies. We do not use derivative instruments to manage this risk. If the costs of these packaging supplies increase, we may be unable to pass these costs along to our customers through corresponding adjustments to the prices we charge, which could have a material adverse effect on our results of operations.

Fuel and Freight Costs

The recent volatility in the global oil markets has resulted in rising fuel and freight prices, which many shipping companies are passing on to their customers. Although we will work with shipping companies to mitigate these price increases, we expect these costs may continue to increase. Due to the price sensitivity of our products, we do not anticipate that we will be able to pass all of these increased costs on to our customers.

Intellectual Property

Failure to protect our intellectual property could harm our brand and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including any trademarks, patents, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks and trade secrets, to be of considerable value and importance to our business and our success. We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademarks, trade secrets or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly. In addition, any event that would jeopardize our proprietary rights or any claim of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, profitably exploit our unique products or recoup our associated research and development costs.

Key Personnel

We have two executive officers, Mr. Williams and Mr. Davis, each of whom is responsible for executing our business strategy. The death, injury or other incapacity of either officer could adversely affect our ability to implement our business strategy.

Volatility of Stock Market

The Company's stock has very limited trading. As a result, the stock price tends to be highly volatile. Factors such as variations in the Company's revenues, earnings, if any, and cash flow, as well as announcements of innovations or acquisitions by the Company or its competitors, could cause the market price of the common stock to fluctuate substantially. In addition, the market of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

*	Actual or anticipated quarterly variations in our operating results;
*	Changes in expectations as to our future financial performance or changes in financial estimates, if any;
*	Announcements relating to our business or the business of our competitors;
*	The success of our operating strategy; and
*	The operating and stock performance of other comparable companies.

Many of these factors are beyond our control, and we cannot predict their potential effects on the price of our common stock. If the market price of our common stock declines significantly, you may be unable to resell your shares of common stock at or above the price you acquired those shares. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly.

The Penny Stock Rules

Our securities are currently considered a penny stock. As a penny stock, our common stock is subject to additional disclosure requirements for penny stocks mandated by the Penny Stock Reform Act of 1990. The SEC regulations generally define a penny stock to be an equity security that is not traded on The NASDAQ Stock Market or another recognized stock exchange and has a market price of less than $5.00 per share. Our common stock will not be considered a "penny stock" if our net tangible assets (i.e., total assets less intangible assets and liabilities) exceed $2,000,000 or our average revenue is at least $6,000,000 for the previous three years. Depending upon our stock price, we may be included within the SEC Rule 3(a)(51) definition of a penny stock and have our common stock considered to be a "penny stock," with trading of our common stock covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written disclosure to, and suitability determination for, the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The regulations on penny stocks limit the ability of broker-dealers to sell our common stock and thus may also limit the ability of purchasers of our common stock to sell their securities in the secondary market.

NASD Sales Practice Requirements

The National Association of Securities Dealers, Inc. ("NASD") has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives, and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which has the effect of reducing the level of trading activity and liquidity of our common stock. As a result, fewer broker-dealers are willing to make a market in our common stock, reducing a shareholder's ability to resell shares of our common stock. Further, many brokers charge higher transactional fees for penny stock transactions.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Dutchess and certain other Selling Stockholders. We will not receive any proceeds from the sale by the Selling Stockholders of our common stock. If we exercise our rights to sell shares of common stock to Dutchess under the Investment Agreement, then we will receive proceeds from the sale to Dutchess. The purchase price of the shares purchased under the Investment Agreement will be equal to 93% of the lowest closing best bid price of our common stock on the OTC Bulletin Board for the five days immediately following the date of our notice of election to exercise our put to Dutchess.

For illustrative purposes, we have set forth below our intended use of proceeds to be received under the Investment Agreement assuming that we exercise in full our put rights under the Investment Agreement for a total of $10 million in gross proceeds, less estimated offering expenses of $200,000.

Gross Proceeds (less estimated expenses)	$9,800,000
Payment of Sponsorship Contracts for 2006-2007	$5,800,000
Increase Production and Distribution	$2,700,000
Payment of Debt	$300,000
Research & Development	$200,000
Marketing and Sales	$700,000
General Corporate Purposes	$100,000

The Investment Agreement

On June 15, 2007, we entered into an Investment Agreement (the "Investment Agreement") with Dutchess. The Investment Agreement provides that, following notice to Dutchess, we may put to Dutchess up to $10 million in shares of our common stock for a purchase price equal to 93% of the lowest closing best bid price on the OTC Bulletin Board of our common stock during the five-day period following that notice. The "best bid" price is the highest of the closing bid prices for our common stock on a particular day. In connection with the Investment Agreement, we also executed a Registration Rights Agreement under which we agreed, among other things, to file a registration statement registering the resale of any shares of our common stock that we sell to Dutchess pursuant to the Investment Agreement.

Dutchess will purchase shares only when the following conditions are satisfied:

*	a registration statement has been declared effective and remains effective for the resale of the common stock subject to the Investment Agreement;
*	our common stock has not been suspended from trading for a period of five consecutive trading days, and we have not been notified of any pending or threatened proceeding or other action to de-list or suspend our common stock;
*	we have complied with our obligations under the Investment Agreement and the Registration Rights Agreement;
*	no injunction has been issued and remains in force, or action commenced by a governmental authority that has not been stayed or abandoned, prohibiting the purchase or the issuance of our common stock; and
*	the issuance of the shares of common stock will not violate the stockholder approval requirements of the OTC Bulletin Board or other exchange on which the common stock may be traded

The Investment Agreement will terminate when any of the following events occurs:

*	Dutchess has purchased an aggregate of $10 million of our common stock;
*	upon our written notice to Dutchess; or
*	on the third anniversary of the effective date of this registration statement.

The Investment Agreement will be suspended when any of the following events occurs:

*	trading of our common stock is suspended by the SEC, OTC Bulletin Board or NASD for a period of two consecutive trading days; or
*	our common stock ceases to be registered under the 1934 Act or ceases to be traded on the OTC Bulletin Board or other principal market that the common stock is traded on.

DETERMINATION OF OFFERING PRICE

The shares of common stock are being offered for sale by the Selling Stockholders at prices established on the OTC Bulletin Board or in negotiated transactions during the term of this offering. These prices will fluctuate based on the demand for the shares.

SELLING STOCKHOLDERS

The Selling Stockholders' shares of common stock being offered in this prospectus are set forth below. The Selling Stockholders may from time to time offer and sell pursuant to this prospectus up to an aggregate of 32,972,856 shares of our common shares.

Under the Terms of the Investment Agreement, we agreed to register the shares of common stock that may be issued to Dutchess under the Investment Agreement. The shares to be sold by the listed Selling Stockholders also include: (1) 1,892,856 shares issued to a consulting firm for its consulting services; (2) an aggregate of 540,000 shares issued in connection with a loan to the Company; and (3) 540,000 shares issuable upon exercise of warrants issued in connection with the same loan.

The following table sets forth the following, with respect to the Selling Stockholders:

*	The number of shares of common stock beneficially owned as of July 11, 2007 and prior to the offering contemplated hereby;
*	The number of shares of common stock eligible for resale and to be offered by each Selling Stockholder pursuant to this prospectus,
*	The number of shares owned by each Selling Stockholder after the offering contemplated hereby assuming that all shares eligible for resale pursuant to this prospectus actually are sold;
*	The percentage of shares of common stock beneficially owned by each Selling Stockholder after the offering contemplated hereby; and
*	In notes to the table, any relationships, excluding non-executive employee and other non-material relationships, that a Selling Stockholder had during the past three years with the registrant or any of its predecessors or affiliates.
Selling Stockholders (A)	Number of Shares of Common Stock Owned Before Offering	Number of Shares To Be Offered (B)	Number of Shares Owned After Offering	Percentage of Shares of Common Stock Owned After Offering
Dutchess Private Equities Fund, Ltd. (1)	30,000,000 (1)	30,000,000	0	0%
Xnergy, LLC (2)	1,892,856	1,892,856	0	0%
YKA Partners, Ltd. (3)	720,000 (4)	720,000	0	0%
Tibrand Capital Ventures, LLC (5)	180,000 (6)	180,000	0	0%
Gary Friedman and Dale May Friedman JTWROS (7)	180,000 (8)	180,000	0	0%
TOTALS	32,972,856	32,972,856	0	-

_______________________________

(A)	It is our understanding that any Selling Stockholder that is an affiliate of a broker-dealer that purchased in the ordinary course of business, and that at the time of the purchase, had no agreements or understanding to distribute the securities.
(B)	The number of shares of common stock to be sold assumes that the Selling Stockholder elects to sell all of the shares of common stock held by the Selling Stockholder that are covered by this prospectus.
	(1)	Mike Novielli and Doug Leighton are the Managing Directors of Dutchess. The actual number of shares of common stock offered by Dutchess in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon draws under the Investment Agreement.
	(2)	Xnergy, LLC. received shares for consulting services to the Company.
	(3)	YKA Partners, Ltd., a member of Xnergy Capital Fund I, LLC, received shares in connection with a recent loan by Xnergy Capital Fund I, LLC to the Company.
	(4)	Includes 360,000 shares underlying warrants held by the Selling Stockholder that are covered by this prospectus, and due to contractual restrictions, may not be exercisable within 60 days of the date of this prospectus.
	(5)	Tibrand Capital Ventures, LLC, a member of Xnergy Capital Fund I, LLC, received shares in connection with a recent loan by Xnergy Capital Fund I, LLC to the Company.
	(6)	Includes 90,000 shares underlying warrants held by the Selling Stockholder that are covered by this prospectus, and due to contractual restrictions, may not be exercisable within 60 days of the date of this prospectus.
	(7)	Gary Friedman and Dale May Friedman JTWROS, a member of Xnergy Capital Fund I, LLC, received shares in connection with a recent loan by Xnergy Capital Fund I, LLC to the Company.
	(8)	Includes 90,000 shares underlying warrants held by the Selling Stockholder that are covered by this prospectus, and due to contractual restrictions, may not be exercisable within 60 days of the date of this prospectus.

PLAN OF DISTRIBUTION

The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the shares from time to time:

*	in transactions on the OTC Bulletin Board or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;
*	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;
*	at prices related to such prevailing market prices;
*	in negotiated transactions;
*	in a combination of such methods of sale; or
*	any other method permitted by law.

The Selling Stockholders may effect such transactions by offering and selling the shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the Selling Stockholders may sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.

Dutchess and any broker-dealers who act in connection with the sale of its shares will be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions or commissions received by them and profit on any resale of the shares as principal will be deemed to be underwriting discounts, concessions and commissions under the Securities Act.

On or prior to the effectiveness of the registration statement to which this prospectus is a part, we will advise Dutchess that it and any securities broker-dealers or others who may be deemed to be statutory underwriters will be governed by the prospectus delivery requirements under the Securities Act of 1933, as amended. Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling security owners will be governed by the applicable provisions of the Exchange Act, and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholder. All of the foregoing may affect the marketability of our securities.

On or prior to the effectiveness of the registration statement to which this prospectus is a part, we will advise Dutchess that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of Dutchess and any of their affiliates. We have informed Dutchess that it may not:

*	engage in any stabilization activity in connection with any of the shares;
*	bid for or purchase any of the shares or any rights to acquire the shares;
*	attempt to induce any person to purchase any of the shares or rights to acquire the shares other than as permitted under the Exchange Act; or
*	effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution.

In addition, we have informed Dutchess that it must effect all sales of shares in broker's transactions, through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved. Dutchess may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act if the broker-dealers purchase shares as principal.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has traded over the counter and has been quoted on the OTC Bulletin Board since April 19, 2002. The stock currently trades under the symbol "AEND.OB". Bid and ask quotations for our common shares are routinely submitted by registered broker dealers who are members of the National Association of Securities Dealers on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The high and low bid information for our shares for each quarter for the last two years, so far as information is reported, through the quarter ended June 30, 2007, were as follows:

Quarter Ended	High	Low
March 31, 2005	$1.55	$0.11
June 30, 2005	$1.25	$0.35
September 30, 2005	$1.70	$0.41
December 31, 2005	$1.00	$0.75
March 31, 2006	$1.00	$0.65
June 30, 2006	$2.25	$0.65
September 30, 2006	$2.50	$1.00
December 31, 2006	$2.25	$1.00
March 31, 2007	$1.95	$0.70
June 30, 2007	$1.40	$0.25

Description of Our Common Stock

Our articles of incorporation authorize the issuance of up to 250,000,000 shares of common stock, $0.0003 par value. As of July 31, 2007, 53,752,437 shares of our common stock were issued and outstanding and there were 154 record holders of shares of our common stock. On all matters submitted to a vote of the stockholders, each holder of common stock has the right to one vote for each share held of record. Except for dividend preferences applicable to any preferred stock that may be outstanding, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors. In the event of a liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. Texas law does not require stockholder approval for the issuance of authorized but unissued shares of common stock. Such issuances may be for a variety of corporate purposes, including future private and public offerings to raise additional capital or to facilitate corporate acquisitions.

Transfer Agent and Registrar

The Company's transfer agent and registrar is Transfer Online, Inc., 317 SW Alder Street, 2nd Floor, Portland, Oregon 97204, telephone (503) 227-2950.

Dividend Policy

We have not paid any cash dividends on our common stock. However, while we were a BDC regulated under the Investment Company Act of 1940, our Board of Directors voted in November 2005 to distribute our interest in ITPD to our shareholders as of November 22, 2005 as a dividend. Additionally, also while we were a BDC, and as is more fully described in Note 8 to our financial statements for the year ended December 31, 2006, our Board of Directors voted on April 24, 2006, to distribute our entire investment portfolio to our shareholders, subject to certain of our liabilities.

The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including our earnings, if any, financial condition, capital requirements, illegal requirements and other factors.

Securities Authorized for Issuance under Compensation Plans

The table below includes information, as of December 31, 2006, concerning securities authorized for issuance under our equity compensation plans. For additional information regarding our equity compensation plans, see "Executive Compensation" below.

Equity Compensation Plan Table

	Number of securities to be issued upon exercise of outstanding option, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	0	n/a	6,000,000
Equity compensation plans not approved by security holders	0	n/a	0
Total:	0	n/a	6,000,000

Penny Stock Considerations

Our common stock trades below $5.00 per share and therefore is considered a "penny stock." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

BUSINESS

Historical Overview

We were incorporated with the name "A Time to Grow, Inc." in Texas on June 28, 2000 for the purpose of developing and delivering online e-Learning products to the consumer market. In January 2002, we became a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In August 2003, the shareholders voted to abandon the existing business plan, elected to become a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"), and approved changing the name of the Company to "American Enterprise Development Corporation".

On April 27, 2006 the Company announced the execution of a letter of intent for the acquisition of all of the issued and outstanding shares of common stock of Havoc Distribution, Inc. ("Havoc"). On May 16, 2006 the Stock Exchange Agreement was signed with Havoc and all of its shareholders, resulting in the issuance of 45,000,000 shares of the Company's stock. As a result, the shareholders of Havoc (who were primarily the management of Havoc) acquired substantial ownership and effective control of the Company. Havoc, now our wholly-owned subsidiary, was formed on January 9, 2006. Havoc develops, markets and distributes energy drinks under the Havoc(tm) brand names and in connection with the brand names of various sports conferences, franchises and teams that it sponsors. Havoc licenses the right to co-brand with these established sports brands and market to their fan base.

Then in November 2006, the Company distributed all of its investment portfolio assets, except for the shares of Havoc, to its shareholders through a dividend of all of the shares of its wholly-owned subsidiary, American Development Fund, Inc. ("ADF"), which held these assets. In addition, on November 20, 2006, the Company withdrew its election to be regulated as a BDC.

Principal Products and Services

We develop, market, sell and distribute energy drinks under the Havoc(tm) brand name and under the brand names of sports conferences, franchises and teams that it sponsors. We currently have licenses covering college sports conferences, sports franchises and other affinity groups. We also have initiated sales and distribution into the corporate private label market, with sales to night clubs, private corporations and casinos. These entities either sell or use the product to promote their businesses with their own logo on the energy drink cans. In addition, we are also planning to develop "alternative" beverage category drinks and "functional drinks", such as ready-to-drink iced tea and water.

Havoc has licensed from various professional and collegiate sports organizations the right to use the sports team name and logo in connection with the branding and promotion of the Havoc(tm) products, including the right to promote the Havoc(tm) name and products at various sporting events. Professional sports teams already licensed include:

>	hockey teams:
	*	Dallas Stars (5-year term ending fall 2011),
	*	New York Islanders (4-year term ending fall 2010),
	*	Florida Panthers (5-year term ending fall 2011),
	*	St. Louis Blues (3-year term ending fall 2009),
	*	Montreal Canadiens (1-year term ending fall 2007 with option to renew)
	*	Nashville Predators (5-year term ending fall 2011)
	*	Phoenix Coyotes (1-year term ending February 2008), and
	*	Carolina Hurricanes (5-year term ending fall 2011); and
>	basketball teams:
	*	Houston Rockets (5-year term ending fall 2011),
	*	Sacramento Kings (4-year term ending fall 2010),
	*	New Jersey Nets (3-year term ending fall 2009), and
	*	Washington Wizards (5-year term ending fall 2011).

Havoc has also entered into license agreements with a number of college athletic conferences, including:

*	Atlantic 10 Conference (3-year term ending fall 2009),
*	Big South Conference (5-year term ending fall 2011),
*	Big West Conference (3-year term ending fall 2011),
*	Colonial Athletic Conference (5-year term ending fall 2011),
*	Conference USA (3-year term ending fall 2009),
*	Gulf South Conference (5-year term ending fall 2011),
*	Horizon League (5-year term ending fall 2011),
*	Mid-Continent Conference (5-year term ending fall 2011) ,
*	Southland Conference (5-year term ending fall 2011) ,
*	Southwestern Athletic Conference (5-year term ending fall 2011), and
*	Sun Belt Conference (5-year term ending fall 2011).

Many of the foregoing licenses require substantial capital outlay and obligate us over several years. For contracts currently executed, we have the following obligations for the years ending December 31, 2007 and forward:

Year Ended December 31,	Payment Obligation
2007	$2,148,714
2008	2,189,470
2009	1,833,509
2010	1,149,287
2011	416,672
2012	28,138
Total	$7,765,790

Please see Note 11 to our financial statements for the year ended December 31, 2006 for further discussion on the amounts capitalized and future expected payments of existing contracts.

Manufacturing and Distribution

We depend on Key Essentials to supply the raw materials used to manufacturer our Havoc(tm) products, and then Krier Foods manufactures and packages our products. We currently distribute our products through two distributors, Black Dog Distributors, L.L.C., based out of Florida, and Dynamic Distribution, Inc. ("Dynamic"). We own a 35% interest in Dynamic, and the remaining shares are held 50% by Dan Davis, brother of Sam Davis, who is a director of the Company, and 15% by Sunflower Management Group, LLC or its assigns ("Sunflower"). Mr. Martin, one of our directors, owns approximately 40% of Sunflower.

We also distribute our products directly out of our corporate offices to private corporations, such as night clubs, casinos, and retail outlets. We and our distributors approach convenience stores and big box store owners to carry our various labels of Havoc(tm). We currently distribute our products in Arizona, California, Florida, Illinois, Kansas, Louisiana, Mississippi, Missouri, New Mexico, New York, Oklahoma and Texas.

Research and Development

During fiscal 2006, we did not spend any financial resources on research and development, however, we do intend to invest in additional research and development of new products as our business develops.

Letter of Intent with El Pegasu

In November 2005, the Company announced the execution of a letter of intent for the acquisition of all of the issued and outstanding shares of common stock of El Pegasu International, Inc. ("El Pegasu"), a builder of affordable housing in the Tyler, Texas region. Any agreement is subject to the approval of the Boards of Directors and the shareholders of the Company and El Pegasu and to the agreement of the parties to a definitive exchange agreement. The Company has not yet decided whether it will move forward with the acquisition.

Competitive Business Conditions

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products and flavors and marketing campaigns. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, most of which have substantially greater financial, marketing and distribution resources than we do.

Important factors affecting our ability to compete successfully include taste and flavor of products, trade and consumer promotions, rapid and effective development of new, unique cutting edge products, attractive and different packaging, branded product advertising and pricing. We also compete for distributors who will concentrate on marketing our products over those of our competitors, provide stable and reliable distribution, and secure adequate shelf space in retail outlets.

We compete not only for consumer acceptance, but also for maximum marketing efforts by multi-brand licensed brokers and distributors, many of which have a principal affiliation with one or more of our competing companies and brands. Our products compete with all liquid refreshments and with products of much larger and substantially better financed competitors, including products of numerous nationally and internationally known producers, such as The Coca Cola Company, PepsiCo, Inc., Cadbury Schweppes, Red Bull Gmbh, Kraft Foods, Inc., Nestle Beverage Company, Tree Top and Ocean Spray. We also compete with companies that are smaller or primarily local in operation. Our products also compete with private label brands, such as those carried by grocery store chains, convenience store chains, and club stores.

Employees

As of July 31, 2007, we had six full-time employees, all of whom are employees of Havoc. None of the employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good, and we have not experienced any work stoppages attributable to employee disagreements.

Property

The Company leases approximately 1,500 square feet of office space in Dallas, Texas, which is currently leased on a month-to-month basis. We pay $950 per month for this lease. During the year ended December 31, 2006, we paid a total of $13,048 in rent.

Government and Environmental Regulation

The production, distribution and sale in the United States of our products is subject to the Federal Food, Drug and Cosmetic Act; the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of our products.

In addition, measures have been enacted in various localities and states that require that a deposit be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in certain states and localities and in Congress, and similar legislation or regulations may be proposed in the future at the local, state and federal levels.

Our facilities in the United States are subject to federal, state and local environmental laws and regulations. Compliance with these provisions has not had, and we do not expect such compliance to have, any material adverse effect upon our capital expenditures, net income or competitive position.

Legal Proceedings

The Company is currently not party to any legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following is provided to supplement, and should be read in conjunction with, our financial statements and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements.

Overview

We develop, market, and distribute energy drinks under the Havoc(tm) brand names and under the brand names of various sports conferences, franchises and teams that we sponsor. We license the right to co-brand with these established sports brands and market to their fan base.

Energy drink consumers consist largely of young, active consumers under 40 years of age. We target young, active sports fans, athletes and the youth and college markets with our co-branding strategy because we believe these consumers are already sold on their sports teams.

We intend to use Havoc's brand strategy to drive our growth. As part of our branding strategy, we have elected to focus on co-branding agreements with groups that have established a strong fan base in order to allow us to market the Havoc(tm) energy drink in connection with these popular brand names. Because these sports brands already have a strong following, we expect to capture consumer's interest at a lower marketing cost than if we directly marketed these consumers without any sports brand affiliations. We believe that the flavor and characteristics of the Havoc(tm) products are superior to our competitors, and thus, we believe we can increase our market share quickly through our branding strategy.

To facilitate our branding strategy, we are continuing to actively enter into licensing arrangements with affinity groups and sports teams. In addition, we have access to manufacturers who are able produce private labels of our products in smaller case lots to fit the needs of individual or smaller markets, including smaller colleges and universities.

Results of Operations - Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenue

Revenue for the three months ended March 31, 2007 was $42,224 compared to $0.00 for the three months ended March 31, 2006. The Company began its operations, as currently conducted, in January of 2007 and did not have any product sales during its first quarter of operations. Revenue increased in 2007 due to an increase in the number of the direct sales as compared to no sales for the same period in 2006.

Gross Margin

Total cost of revenue increased to $12,846 for the three months ended March 31, 2007 from $0.00 reported for the three months ended March 31, 2006, due to the fact that the Company began selling its products during the fourth quarter of 2006. For the period ended March 31, 2007, a gross margin of $29,378, or 69.6% of revenue, was reported compared to a $0.00 gross margin reported in the same period of 2006.

Operating Expenses

Operating expenses for the three months ended March 31, 2007 were $1,577,444 versus $74,516 for the three months ended March 31, 2006, an increase of $1,502,928. Increases in promotional expenses, payroll expenses and legal and professional expenses incurred in connection with the development of the Company's business were the principal reasons for this increase.

Promotional expenses for the three months ended March 31, 2007 were $1,170,341 compared to $0.00 for the same period in 2006. These expenses are the direct result of license agreements the Company has entered into in connection with the promotion of its products.

Payroll and related expenses incurred during the three months ended March 31, 2007 were $185,695 compared to $36,000 during the same period for 2006, an increase of $149,695 due to an increase in the number of employees and consultants used to implement the Company's business plan.

General and administrative expenses incurred during the three months ended March 31, 2007 were $84,662 compared to $18,765 during the same period for 2006, an increase of $65,897, which was primarily due to an increase in administrative costs incurred in order to implement the Company's business plan.

In addition, legal and professional costs for the three months ended March 31, 2007 were $102,719, which was an increase of $84,128 compared to the corresponding period of 2006. The increase in 2007 is directly related to legal and accounting fees required for compliance with various regulatory filings and other business contracts.

Amortization of debt issuance costs increased to $32,553 during the three months ended March 31, 2007 compared to $1,160 for the same period in 2006. The foregoing increase is a direct result of having $2,648,000 in debentures outstanding at March 31, 2007 compared to $294,000 in debentures outstanding at March 31, 2006.

Net Loss

The net loss for the three months ended March 31, 2007 of $1,624,363 compared to a net loss of $75,442 for the same period in 2006 is due primarily to the significant increase in operating expenses of $1,502,928 as explained above

Results of Operations - Year Ended December 31, 2006

In May 2006, the Company, while a business development company, acquired Havoc. In November of 2006, the Company elected to no longer be treated as a business development company, and the operations of Havoc became the operations of the Company. Because Havoc was formed in January 2006, it did not have any operations or financial statements for the year ended December 31, 2005.

Revenue and Gross Margin

Revenue for the year ended December 31, 2006 was $18,670, and total cost of revenue was $8,608 for the same period, which resulted in a gross margin of $10,062, or 53.9%. The Company did not sell any of its products until the fourth quarter of 2006.

Operating Expenses

Operating expenses for the year ended December 31, 2006 were $2,160,861. Operating expenses for the period ended December 31, 2006 included $1,380,455 in promotional expenses, $394,811 in payroll expenses, $215,810 in general and administrative expenses, $94,213 in legal and professional expenses, $72,248 in amortization of debt and $3,324 in depreciation expense.

Net Loss

The net loss for the year ended December 31, 2006 was $2,266,829, which is primarily the result of limited revenues and significant operating expenses necessary to implement the Company's business plan.

Liquidity and Capital Resources

As of March 31, 2007, we had $43,806 in cash and $2,643,721 in current liabilities. For the three months ended March 31, 2007, we consumed $489,894 of cash in operating activities. As of December 31, 2006, we had $29,273 in cash and $1,352,467 in current liabilities. For the year ended December 31, 2006, we consumed $1,531,244 of cash from operating activities, and we earned only nominal revenues. We expect revenues to increase substantially during the last four months of 2007.

To execute our business plan during the next twelve months, we expect we will need to raise approximately $5 million to produce inventories sufficient to meet our expected demand, to pay existing short-term liabilities and to service the existing long-term debt. We intend to invest in research and development expenses to expand our products and may increase employees in order to expand our sales division.

We currently are seeking financing to enable us to execute our business plan. If we are unsuccessful, we may not be able to continue as a going concern.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

FINANCIAL STATEMENTS

See our Financial Statements beginning at page F-1, "Index to Consolidated Financial Statements."

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Resignation of Harper & Pearson Company, P.C.

On August 22, 2006, our independent accountant, Harper & Pearson Company, P.C., resigned, and on August 31, 2006, the firm of Malone & Bailey, PC was engaged as our new independent accountant for the period ending December 31, 2006.

Other than providing a going concern qualification each year, the audit reports of Harper & Pearson Company P.C. from the year ended December 31, 2005 did not contain any adverse opinion or disclaimer of opinion, and was not modified as to any other uncertainty, audit scope or accounting principles. The decision to accept the resignation of Harper & Pearson Company, P.C. and to engage new auditors was approved by the Board of Directors.

Termination of Malone & Bailey, P.C.

On December 12, 2006, the Board of Directors elected to terminate our independent accountant, Malone & Bailey, P.C., effective as of December 13, 2006. The firm of Malone & Bailey, P.C. had been retained by us as our independent accountants on August 31, 2006, but did not complete any audits or audit reviews for us and had never expressed an opinion regarding our financial statements for any prior period before termination.

Upon commencing its review of the Company's Form 10-QSB for the quarter ended September 30, 2006, Malone & Bailey, P.C. indicated its disagreement with the Company regarding the valuation of the acquisition of Havoc on May 17, 2006. To value the acquisition, the Company used the intrinsic value of Havoc at the time of the transaction, which was estimated at $300,000, divided by the number of Havoc's pre-merger shares outstanding to determine the value of the Company's shares of common stock given to the shareholders of Havoc in the transaction. Subsequent to the acquisition and within the same reporting period, as required under the accounting rules for BDC's, the Company's Board of Directors valued Havoc on a fair value basis at $300,000.

Malone & Bailey took the position that the acquisition transaction should be valued based upon its valuation of a subsequent loan made by the Company approximately one month after the acquisition of Havoc. That loan was a twelve-month note for $100,000, with interest for which we paid the lender 200,000 shares of our common stock as an incentive.

Malone & Bailey insisted that we value the Havoc acquisition, based on their analysis, at $0.40 per share, or $18,000,000. We expressed our belief that this was not an accurate analysis of the transaction value and that it would both mislead the investment public and create a significant detriment to shareholders by creating a large retained deficit. We believe the valuation must accurately and fairly represent the actual value of the transaction and that it would be misleading to represent to the public that the acquisition had a real value of $18,000,000 on May 17, 2006 and a value of $300,000 on June 30, 2006. Because we refused to make what we felt was a misleading and inaccurate disclosure and, because Malone & Bailey insisted that we make such a disclosure or Malone & Bailey would not review the Company's 10-QSB for filing, the Board elected to terminate our relationship with Malone & Bailey, P.C.

We have retained James B. McElravy, CPA, P.C. as the Company's new independent auditor effective as of December 13, 2006. We had no discussions with James B. McElravy, CPA, P.C. regarding the accounting disagreement with Malone & Bailey prior to engaging the firm as our independent auditor. We have authorized Malone & Bailey to respond fully to the inquiries of James B. McElravy, CPA, P.C. concerning the Company and the subject matter discussed herein.

MANAGEMENT

Directors and Officers Our directors and executive officers are listed below, including their respective names, ages and positions with the Company.

Name	Age	Position with the Company
Carey Kent Williams	48	Chief Executive Officer, President and Director
William S. Davis	47	Chairman of the Board
William A. Carmichael	54	Director
Bob Hamlin	56	Director
Miles Lim	48	Director
William G. Martin, Jr	61	Director
Robert Wilson	50	Director

Carey Kent Williams. Mr. Williams has served as our Chief Executive Officer, President and Director since May 2006. He is an experienced entrepreneur and was a principal founder and president of Havoc and El Pegasu International, Inc. prior to becoming the Chief Executive Officer, President and a Director of the Company in May 2006. Mr. Williams has worked on the development and marketing of energy drinks, including the predecessor brands to "Havoc(tm)," since 2000. El Pegasu International, Inc. is an entity providing interim construction loans for affordable housing in Texas. Mr. Williams brings to the Company a background in real estate, investment, property development and acquisition. He managed the Willco, Inc. Group, a real estate investment company from 1985 to 1989. He holds a Masters of Education and a B.S. degree from Texas Tech University. He played Division I intercollegiate basketball, competed internationally and was drafted by the Seattle Supersonics of the NBA.

William S. Davis. Mr. Davis has served as our Chairman of the Board of Directors since May 2006. Mr. Davis has been in the land development and home construction business since 2000. He is a founder of El Pegasu International and Havoc Distribution, Inc. Mr. Davis attended Tarleton State University for two years before returning to work with the family plumbing, heating and air conditioning business. His prior experience includes work with David Tindle, a home-builder in Odessa, Texas. He has worked with ASAI, Inc. and Team Technical, Inc. a subsidiary of Gibbs Construction.

William A. Carmichael. Mr. Carmichael has served as a Director since June 2000. Mr. Carmichael is an experienced business development executive with a strong background in public company administration. From our inception, in June of 2000 to the present, Mr. Carmichael has served at different times as Chief Operations Officer, Director, Secretary of the Board, and as Chairman of the Compensation Committee. Mr. Carmichael has also served as Chief Operations Officer and Director of Cyber Law Reporter, Inc., a public company that recently completed a reverse merger with Exousia Advanced Materials. Presently he is also Corporate Secretary and VP of Operations for Gulf Ethanol, a producer of ethanol fuel in Houston, Texas. He serves on the Board of National Health Alliance, Inc., LipidLabs, Inc., and Hearthstone, Inc. In 1998 Mr. Carmichael served for a short time as the Director of Marketing for iExalt, Inc. before founding MannaBeach.com and The American Song and Book Company, Inc. Mr. Carmichael has earned a Certificate of Professionalism as a member of the National Association of Corporate Directors and brings extensive experience in public company management and administration. As of December 31, 2006 Mr. Carmichael served as a Director for one other public company, Cyber Law Reporter, Inc.

Bob Hamlin. Mr. Hamlin has served as a Director since July 2006. He has been in the construction industry since 1983. Mr. Hamlin is currently the President of Hamlin Construction, Inc., a construction company he founded in 1983. In addition, Mr. Hamlin currently serves as an officer and a director of Ellis County Development Corporation, a consulting and investment company, which he has done since 2005. From 2003 to the present, Mr. Hamlin has also served as President of Hamlin Custom Homes, Inc., a home builder in Texas.

Miles Lim. Mr. Lim has served as a Director since February 2007. He is currently a Player Development Executive at Legends LLC, a gaming company, and has been in that capacity since April 2006. From September 2005 to February 2006, Mr. Lim was the Vice President of Marketing for Kerzner International, an international developer and operator of destination resorts, casinos and luxury hotels. From 1994 through the fall of 2005, Mr. Lim was a Player Development Executive for Horseshoe Gaming Holding Corp., a gambling riverboat operator that was purchased by Harrah's Entertainment in late 2004.

William G. Martin, Jr. William G. Martin, Jr. has served as a Director since July 2006. He is the CEO, co-founder and part owner of MMR Investment Bankers, Inc., dba MMR, Inc., a registered securities firm in Wichita, Kansas. MMR specializes in the financing of nonprofit and for profit projects. He is also the co-founder and part owner of NET Engineering Technologies, LLC that assists nonprofit and for profit corporations with their computer systems. He is also the co-founder and part owner of Sunflower Management Group, LLC that assists corporations in the area of consulting and management. He graduated from Southern Nazarene University with a Bachelor of Arts degree in 1968 and earned a Master of Arts degree in 1972. He is an elder in the Church of the Nazarene and serves on the MidAmerica Nazarene University Foundation Board. Jerry is also a member of the National Association of Church and Institutional Financing ("NACIFO"), and he served as NACIFO's Vice-President in 1994 - 1995, and as President in 1996 - 1997. He was elected President of the Nazarene Building Professionals (''NBP'') in June 2005. Prior to that, he served for four years as the Midwest Regional Vice-President for NBP.

Robert Wilson. Mr. Wilson has served as a Director since April 2004. He has a broad background with over 20 years experience in public accounting, industry and consulting. He currently is the Chief Financial Officer and a director of Safe Renewables, formerly Safe Fuels Inc., a leading bio-diesel, renewable energy producer. He is also the Chief Financial Officer and Operations Principal for several broker dealers and investment banking firms. His duties include the compliance with NASD, SEC and NYSE rules and regulations, the design and implementation of accounting and operations control procedures, representing firms as a securities expert witness and with NASD examinations. He currently serves as a director and the Audit Chairman for American Security Resources, Inc., a director of MidasTrade.com and a consultant with The Professional Directors Institute. He is a Certified Public Accountant, has over fifteen years of experience as the owner of a certified public accounting firm, was previously a member of the NASD Board of Arbitrators and has several NASD and NYSE security licenses. Mr. Wilson has previously served as operations compliance manager of the AIM Management Group, Vice President Compliance/Internal Audit of the Kemper Securities Group and an auditor with Price Waterhouse. Mr. Wilson is a graduate of the Houston Baptist University with additional studies at the Georgetown University.

Within the last five years, no director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations. Similarly, no bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activity.

EXECUTIVE COMPENSATION

The following table sets forth in summary form the compensation received by Carey K. Williams, our Chief Executive Officer, during the last fiscal year. None of our employees received total salary and bonus in excess of $100,000 during the last two fiscal years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (3)	Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Carey K. Williams, CEO, President & Director	2006	$68,168							$68,168
William S. Davis, Chairman	2006	$74,232							$74,232
Jonathan Gilchrist, former CEO and President (1)	2006	$48,000							$48,000

(1) Mr. Gilchrist resigned as CEO of the Company on May 16, 2006.

Except as set forth above, no cash compensation, deferred compensation, equity compensation or long term incentive plan awards were issued or granted to the Company's management during the year ended December 31, 2006.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

We do not have and currently are not planning to have any written employment contracts with respect to any of our directors, officers or other employees. We have no compensatory plan or arrangement that results or will result from the resignation, retirement, or any other termination of an executive officer's employment or from a change-in-control of the Company or a change in an executive officer's responsibilities following a change-in-control.

Employee Retirement Plans, Long-Term Incentive Plans, and Pension Plans

Other than our 2006 Stock Plan described below under "2006 Stock Plan", and our 2007 Plan described below under "2007 Stock Incentive Plan", we have no employee retirement plan, pension plan, or long-term incentive plan to serve as incentive for performance to occur over a period longer than one fiscal year. As of December 31, 2006, no awards had been made under either the 2006 Stock Plan or the 2007 Stock Plan. 2006 Stock Plan

The 2006 Stock Plan for Directors, Officers and Consultants (the "2006 Plan") was approved to enhance the ability of the Company to attract and retain highly qualified and experienced employee, directors, officers and consultants. The plan has a term of up to ten years that expires May 25, 2016. Six million shares of common stock (6,000,000) have been reserved for issuance by the Board of Directors under the 2006 Plan, along with the 2007 Plan described below. The Board may amend, alter or discontinue the 2006 Plan but no amendment or alteration shall be made which would impair the rights of any participant without his consent.

The 2006 Plan is administered by the Board of Directors. Shares granted under the 2006 Plan shall have all voting rights, dividend rights and all other rights held by all other owners of the Company's common stock. As of December 31, 2006, no grants of stock or stock options have been made under the 2006 Plan. The Board of Directors may also make grants of preferred or common stock under the terms of the 2006 Plan. Participants who receive such common or preferred stock will not be able to sell that stock unless it can be sold under a recognized exemption from the registration requirements of the Securities Act or under the provisions of Rule 144.

Eligible participants under the 2006 Plan include directors, employees, officers, consultants, advisors and attorneys of the Company and its wholly-owned subsidiaries. Grants may include bonuses, and other incentive compensation to eligible participants in the 2006 Plan. If a recapitalization of the Company's securities should occur at any time during which employees have outstanding options under the 2006 Plan, such as a stock split, or stock dividend, then the number of shares exercisable by the participant shall be adjusted as provided in the option or warrant agreement.

2007 Stock Incentive Plan

Pursuant to our 2007 Stock Incentive Plan (the "2007 Plan"), we may grant options to purchase an aggregate of 6,000,000 shares of common stock (in total with the 2006 Plan) to key employees and other persons who have or are contributing to our success. The options granted pursuant to the 2007 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient, or non-qualified options. The terms of the 2007 Plan concerning incentive options and non-qualified options are substantially the same except that only our employees or employees of our subsidiaries are eligible for incentive options and employees and other individuals who have contributed or are contributing to our success are eligible for non-qualified options. With respect to options granted to persons other than outside directors, the 2007 Plan also is administered by the Board of Directors that determines the terms of the options subject to the requirements of the 2007 Plan. All options granted under the 2007 Plan will become fully exercisable on the date that the options are granted or other dates that the Board of Directors (or an option committee of the Board if the Board so decides) determines and will continue for a period up to a maximum of ten years. Options granted pursuant to the 2007 Plan are not transferable during the optionee's lifetime. Subject to the other terms of the 2007 Plan, the option committee has discretion to provide vesting requirements and specific expiration provisions with respect to the incentive options and non-qualified options granted. On June 12, 2007, the Board of Directors authorized the issuance of 3,406,250 shares of common stock under the 2007 Plan to certain officers, directors and consultants of the Company for services rendered.

Director Compensation

As of December 31, 2006, we had not paid any compensation to our directors other than reimbursement of certain travel expenses related to our shareholder and board meeting held in November 2006. On June 12, 2007, the Board of Directors authorized the issuance of the following shares of our common stock to each of the directors for his services during fiscal year 2006:

Name of Director	Number of Shares of Common Stock
Carey Kent Williams	400,000
William S. Davis	330,000
William A. Carmichael	50,000
Bob Hamlin	50,000
William G. Martin, Jr.	125,000
Robert Wilson	50,000

Director Independence

The Board affirmatively determines the independence of each Director and nominee for election as a Director; and has adopted the independence standards of the NASDAQ Capital Market, LLC. At this time, the Board has determined that each of the following non-employee Directors is independent and has no relationship with the Company, except as a Director and stockholder of the Company: Mr. Carmichael, Mr. Hamlin, Mr. Lim and Mr. Wilson.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 11, 2007, regarding the beneficial ownership of the Company's common stock by (i) those persons known to the Company to be the beneficial owners of more than 5% of the outstanding shares of common stock, (ii) each of the named executive officers, (iii) each director of the Company, and (iv) all current directors and executive officers as a group.

Except as indicated in the footnotes to this table, each stockholder named in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 53,752,437 shares of common stock outstanding on July 11, 2007. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after July 11, 2007 are deemed exercised and outstanding, while these shares are not deemed exercised and outstanding for computing percentage ownership of any other person.

Name & Address of Beneficial Owner	Officer Or Director	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Carey Kent Williams 2544 Tarpley, Suite 104, Carrollton, TX 75006	CEO, Director	12,402,994(2)	23.1%
William Samuel Davis 2544 Tarpley, Suite 104, Carrollton, TX 75006	Director	9,330,000	17.4%
William Carmichael 2544 Tarpley, Suite 104, Carrollton, TX 75006	Director	448,333	<1%
Bob Hamlin 2544 Tarpley, Suite 104, Carrollton, TX 75006	Director	50,000	<1%
Miles Lim 2544 Tarpley, Suite 104, Carrollton, TX 75006	Director	59,192 (3)	<1%
William G. Martin Jr. 2544 Tarpley, Suite 104, Carrollton, TX 75006	Director	2,208,771 (4)	4.1%
Robert Wilson 2544 Tarpley, Suite 104, Carrollton, TX 75006	Director	60,000	<1%
All Officers and Directors as a Group:		24,559,290 (2)(3)(4)	45.7%
Wendell Eugene Ormiston, 7606 Kevin Drive, Dallas, Texas 75248		9,400,000(5)	17.5%
Marco Arce, 7606 Kevin Drive, Dallas, Texas 75248		3,050,000	5.7%
Andre Niclolson, 7606 Kevin Drive, Dallas, Texas 75248		3,050,000	5.7%
Jonathan Gilchrist, 1240 Blalock Rd., Ste. 150, Houston, Texas		3,758,000 (6)	7.0%

(1) "Beneficial ownership" is defined in the regulations promulgated by the SEC as (A) having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer; or (B) directly or indirectly creating or using a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership. Unless otherwise indicated, the beneficial owner has sole voting and investment power.
(2) Amount includes 10% Convertible Debentures owned by Ms. Kelli Williams, the daughter of Mr. Williams, which are convertible into 2,994 shares of common stock.
(3) Amount includes 10% Convertible Debentures owned by Mr. Lim, which are convertible into 54,192 shares of common stock.
(4) Amount includes (i) 1,325,000 shares of common stock held in the William Gerald Martin, Jr. Revocable Trust; (ii) 840,000 shares of common stock held by the Paula Sue Martin Revocable Trust; (iii) 30,000 shares held by his mother-in-law who lives with Mr. Martin; (iv) 10% Convertible Debentures, which are convertible into 8,083 shares of common stock and owned by Mr. Martin's IRA account; (v) 10% Convertible Debentures, which are convertible into 2,694 shares of common stock and owned by Mrs. Paula Martin's IRA account, Mr. Martin's wife; and (vi) 10% Convertible Debentures, which are convertible into 2,994 shares of common stock and owned by Mr. Martin's mother-in-law, who lives with Mr. Martin.
(5) Amount includes 400,000 shares of common stock held by Mr. Orniston's wife.
(6) Mr. Gilchrist is the president and a beneficial owner of The Internet Business Factory, which owns 2,100,000 shares of common stock; he is also the President of Goldbridge Capital, LLC, which owns 720,000 shares of common stock. In addition, Mr. Gilchrist owns 938,000 shares individually.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Private Placement Memorandum

As more thoroughly discussed in Note 10 to the financial statements for the year ended December 31, 2006, Havoc has raised $2,698,000 pursuant to a Private Placement in connection with the sale of convertible debentures. The broker-dealer assisting the Company in its fund raising efforts is MMR Investment Bankers Inc. ("MMR"). Moreover, Sunflower Management Group, LLC ("Sunflower") provides the Company with management services related to the Havoc debentures.

Mr. Gerald W. Martin, Jr., one of our directors, is currently the President and CEO of, and owns approximately 61% of, MMR. As of March 31, 2007, the Company had paid $168,700 to MMR for its services as a placement agent in connection with a debenture offering for Havoc. In addition, Mr. Martin owns approximately 40% of Sunflower. As of March 31, 2007, the Company had paid Sunflower approximately $12,055 for its services.

Loans to El Pegasu International, Inc.

Messrs. Williams, Davis and Martin, all of whom are directors of the Company, own in the aggregate more than a majority of the outstanding stock of El Pegasu International, Inc. ("El Pegasu"), a builder of affordable housing in the Tyler, Texas region. In November 2005, the Company entered into a letter of intent to purchase all of the outstanding stock of El Pegasu. Because of the Company's interest in the success of El Pegasu as a result of this letter of intent providing for the possible acquisition of El Pegasu, the Company loaned to El Pegasu, pursuant to an unsecured promissory note dated August 11, 2006, a total of $335,000, with an interest rate of 8% percent. During 2006, the largest aggregate amount of principal outstanding under the note was $335,000, and as of March 31, 2007, El Pegasu owed the Company total principal and accrued interest of approximately $352,000 under the note.

Dynamic Distribution, Inc.

We own a 35% interest in Dynamic Distribution, Inc. ("Dynamic"). The remaining shares of Dynamic are held 50% by Dan Davis, brother of Sam Davis, who is a director of the Company, and 15% by Sunflower or its assigns. As stated above, Mr. Martin, one of our directors, owns approximately 40% of Sunflower. Dynamic is a distributing company that we use, along with other distributors, to distribute our products.

LEGAL MATTERS

The legality of the common stock included in this prospectus has been passed upon for us by our legal counsel, Patton Boggs LLP, Denver, Colorado.

EXPERTS

Our consolidated financial statements for the year ended December 31, 2006 and the period from January 9, 2006, inception, to December 31, 2006, which appear in this prospectus beginning at page F-1, have been audited by James B. McElravy, CPA, P.C., an independent certified public accountant, as set forth in their report thereon appearing at page F-2 of this prospectus. Such report is given on the authority of that firm as experts in accounting and auditing and in reliance upon its report.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide that our officers and directors will be indemnified to the full extent allowed by law against all expenses and liabilities of any claim or suit, including securities violations, unless a finding of willful misfeasance or malfeasance in the performance of that person's duties is found by a court of law. Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement. We are currently subject to the information and reporting requirements of the Exchange Act, and therefore are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any materials we file with the SEC free of charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC. You should rely only on the information provided in this prospectus, any prospectus supplement or as part of the registration statement filed on Form SB-2 of which this prospectus is a part, as such registration statement is amended and in effect with the SEC. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

[BACK COVER OF PROSPECTUS]

32,972,856 Shares of Common Stock

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION

___________

Preliminary Prospectus

___________

Until [ ], 2007, all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

August 14, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Our Bylaws provide that the Company must indemnify its directors, officers and employees to the full extent allowed by law against all expenses and liabilities, including counsel fees, reasonably incurred or imposed upon him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, administrative or criminal, to which he may be made party, or in which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Company or any settlement thereof, whether or not he is a director, officer or agent at the time such expenses are incurred, except in such cases wherein the director, officer or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Company's board of directors approves such settlement and reimbursement as being for the Company's best interest.

Our Bylaws also provide that the Company must provide any person who is or was a director, officer, employee, or agent of the Company or is or was serving at the Company's request as a director, officer, employee or agent of the company, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law. Additionally, pursuant to the Bylaws, the Company's board of directors may, in its sole discretion, direct the purchase of liability insurance by way of implementing the indemnification provisions set forth in the Bylaws.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities offered hereby, all of which will be paid by the Registrant.

SEC Registration fee	$872.07
Accountants' fees and expenses	$5,000.00*
Legal fees	$60,000.00*
Transfer agent's fees and expenses	$1,000.00*
Miscellaneous	$2,000.00*
Total	$68,872.07

___________

[* Estimated]

Item 26. Recent Sales of Unregistered Securities

On May 23, 2007, the Board of Directors (the "Board") of American Enterprise Development Corporation (the "Company") approved the grant of 1,892,856 shares of restricted common stock to a consulting firm for consulting services rendered.

On June 12, 2007, in accordance with the Company's 2007 Stock Incentive Plan, the Board of the Company approved the grant of 3,436,250 shares of restricted common stock to officers, directors and certain consultants of the Company in consideration for services rendered. No additional consideration was paid by the recipients for these shares.

On June 24, 2007, the Board of the Company approved the grant of 540,000 shares of restricted common stock and warrants to purchase 540,000 shares of common stock to certain shareholders of an investment fund in connection with a loan to the Company.

For each of the foregoing issuances, the Company relied on Section 4(2) of the Securities Act of 1933, as amended, as the basis for its exemption from registration. These transactions qualified for exemption from registration because (i) the securities were issued to sophisticated or accredited investors only; (ii) the Company did not engage in any general solicitation or advertising to market the securities; and (iii) the recipients received "restricted securities."

On June 24, 2006, while still a BDC, we issued 100,000 shares to IBIS Energy, LLC ("IBIS") related to a guarantee that we provided to IBIS in June 2005 as additional security to their investment of $100,000 into a prospective portfolio company we were involved with named Rowdy Energy Services. The guarantee provided that, should the project fail to return the investment to IBIS, we would issue them 100,000 shares of our common stock under the terms of the guarantee. The project failed to succeed, and we honored the guarantee by issuing 100,000 shares of our common stock to IBIS in the second quarter of 2006. We relied on Section 4(2) and Regulation D of the Securities Act as the basis for our exemption from registration of these issuances. This issuance qualified for exemption from registration because (i) the securities were purchased by an accredited investor only; (ii) the Company did not engage in any general solicitation or advertising to market the securities; (iii) the investor was provided the opportunity to ask questions and receive answers from the Company regarding the offering; and (iv) the investor received "restricted securities."

On June 21, 2006, we issued 200,000 shares of our common stock to the William and Wanda Martin Revocable Living Trust as additional equity incentive to provide the Company a loan of $100,000. We relied on Section 4(2) and Regulation D of the Securities Act as the basis for our exemption from registration of these issuances. This issuance qualified for exemption from registration because (i) the securities were purchased by an accredited investor only; (ii) the Company did not engage in any general solicitation or advertising to market the securities; (iii) the investor was provided the opportunity to ask questions and receive answers from the Company regarding the offering; and (iv) the investor received "restricted securities."

On May 16, 2006, we issued 45,000,000 million shares of our common stock for all of the issued and outstanding common stock of Havoc Distribution, Inc. See Note 3 to our financial statements included elsewhere herein. We relied on Section 4(2) and Regulation D of the Securities Act of 1933, as amended (the "Securities Act") as the basis for our exemption from registration of these issuances. These transactions qualified for exemption from registration because (i) the securities were issued to sophisticated or accredited investors only; (ii) the Company did not engage in any general solicitation or advertising to market the securities; and (iii) the recipients received "restricted securities."

Pursuant to a Private Placement Memorandum (the "PPM") dated February 23, 2006, Havoc, through a third party broker dealer, has offered $12 million of unsecured, two year, 10% convertible debentures to accredited investors. The terms of the Stock Exchange Agreement with Havoc provided that the Company would acquire all the rights and obligations of Havoc under the debenture agreement and that the debentures will be convertible into shares of the Company's common stock, rather than Havoc's common stock.

As a result, the Company, at its option, may redeem these debentures at any time prior to the maturity date. As of March 31, 2007, the Company had subscriptions pursuant to the PPM totaling $2,215,000, of which $1,865,842 were considered net cash proceeds (net of interest payment hold back, costs paid to the broker dealer, and other costs) and were used for operating purposes by the Company.

The holders of these debentures may convert their debentures into shares of common stock on the basis of $3.34 per share at any time prior to the repayment of the debenture by the Company. The Company will not receive any cash proceeds from a conversion of debentures to common stock. The holders of debentures have the option to be paid interest monthly or have the interest compounded semi annually and paid at maturity. As of March 31, 2007, none of the debenture holders has chosen to convert any of their debentures into shares of common stock. We relied on Section 4(2) and Rule 506 of the Securities Act of 1933 as the basis for our exemption from registration of these issuances. These issuances qualified for exemption from registration because (i) the securities were purchased by investors and up to 35 non accredited investors in accordance with Rule 506 of Regulation D; (ii) the Company did not engage in any general solicitation or advertising to market the securities; (iii) the investors were provided the opportunity to ask questions and receive answers from the Company regarding the offering; and (iv) the investors received "restricted securities."

Item 27. Exhibits

Exhibit No.	Description
2.1	Stock Exchange Agreement dated May 16, 2006, between American Enterprise Development Corporation and Selling Shareholders of Havoc Distribution, Inc. (1)
3.1	Amended Articles of Incorporation (2)
3.2	Bylaws (3)
4.1	Registration Rights Agreement dated June 15, 2007, between American Enterprise Development Corporation and Dutchess Private Equities Fund, Ltd.(4)
5.1	Opinion of Patton Boggs LLP (8)
10.1	2006 Stock Plan for Directors, Officers and Consultants* (5)
10.2	2007 Stock Incentive Plan* (2)
10.3	Distribution Agreement, dated as of March 15, 2007, between Havoc Distribution, Inc. and Black Dog Distributors, L.L.C. (6)
10.4	Asset Purchase Agreement, dated January 26, 2006, by and between Andre Nicholson, Marco Arce and Havoc Distribution, Inc. (6)
10.5	Investment Agreement, dated June 15, 2007, between American Enterprise Development Corporation and Dutchess Private Equities Fund, Ltd. (4)
21.1	Subsidiaries of the Registrant (6)
23.1	Consent of James B. McElravy, CPA, P.C. (7)
23.2	Consent of Counsel (set forth in Exhibit 5.1) (8)

----------

* Designates a management contract or compensatory plan required to be filed as an Exhibit to this Registration Statement on Form SB-2.

(1) Incorporation by reference from the Company's Current Report on Form 8-K dated May 23, 2006 (File No. 000-50526)

(2) Incorporated by reference from the Company's Current Report on Form 8-K dated December 28, 2006 (File No. 811-21607)

(3) Incorporated by reference from the Company's Registration Statement on Form SB-2 dated August 6, 2001 (File No. 333-66936)

(4) Incorporated by reference from the Company's Current Report on Form 8-K dated July 9, 2007 (File No. 000-50526)

(5) Incorporated by reference from the Company's Registration Statement on Form S-8 dated June 13, 2006 (File No. 333-134966)

(6) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-50526)

(7) Filed herewith.

(8) To be filed by amendment.

Item 28. Undertakings

The Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement:
	(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
	(b)	To reflect in the prospectus any facts or events, which, individually or together, arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;
	(c)	To include any additional or changed material information on the plan of distribution.
2.	For determining liability under the Securities Act, to treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering
3.	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
4.	For determining liability of the undersigned Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchase, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
	(a)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 promulgated under the Securities Act;
	(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;
	(c)	The portion of an other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and
	(d)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.
5.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements of filing on Form SB-2 and authorized this Registration Statement, as amended, to be signed on its behalf by the undersigned, in the city of Carrollton, state of Texas, on August 14, 2007.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
By: /s/ Carey Kent Williams
Carey Kent Williams, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement, as amended, has been signed by the following persons in the capacities and on the dates stated

By /s/William Samuel Davis
William Samuel Davis Date: August 14, 2007

By /s/William Carmichael
William Carmichael, Director Date: August 14, 2007

By /s/ Robert Hamlin
Robert Hamlin, Director Date: August 14, 2007

By
Miles Lim, Director Date: August 14, 2007

By /s/ William G Martin, Jr.
William G. Martin, Jr., Director Date: August 14, 2007

By
Robert Wilson, Director Date: August 14, 2007

Exhibit Index

Exhibit No.	Description
2.1	Stock Exchange Agreement dated May 16, 2006, between American Enterprise Development Corporation and Selling Shareholders of Havoc Distribution, Inc. (1)
3.1	Amended Articles of Incorporation (2)
3.2	Bylaws (3)
4.1	Registration Rights Agreement dated June 15, 2007, between American Enterprise Development Corporation and Dutchess Private Equities Fund, Ltd.(4)
5.1	Opinion of Patton Boggs LLP (8)
10.1	2006 Stock Plan for Directors, Officers and Consultants* (5)
10.2	2007 Stock Incentive Plan* (2)
10.3	Distribution Agreement, dated as of March 15, 2007, between Havoc Distribution, Inc. and Black Dog Distributors, L.L.C. (6)
10.4	Asset Purchase Agreement, dated January 26, 2006, by and between Andre Nicholson, Marco Arce and Havoc Distribution, Inc. (6)
10.5	Investment Agreement, dated June 15, 2007, between American Enterprise Development Corporation and Dutchess Private Equities Fund, Ltd. (4)
21.1	Subsidiaries of the Registrant (6)
23.1	Consent of James B. McElravy, CPA, P.C. (7)
23.2	Consent of Counsel (set forth in Exhibit 5.1) (8)

----------

* Designates a management contract or compensatory plan required to be filed as an Exhibit to this Registration Statement on Form SB-2

(1) Incorporation by reference from the Company's Current Report on Form 8-K dated May 23, 2006 (File No. 000-50526)

(2) Incorporated by reference from the Company's Current Report on Form 8-K dated December 28, 2006 (File No. 811-21607)

(3) Incorporated by reference from the Company's Registration Statement on Form SB-2 dated August 6, 2001 (File No. 333-66936)

(4) Incorporated by reference from the Company's Current Report on Form 8-K dated July 9, 2007 (File No. 000-50526)

(5) Incorporated by reference from the Company's Registration Statement on Form S-8 dated June 13, 2006 (File No. 333-134966)

(6) Incorporated by reference from the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-50526)

(7) Filed herewith.

(8) To be filed by amendment.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION AND SUBSIDIARY

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Stockholders and Directors of
American Enterprise Development Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of American Enterprise Development Corporation and Subsidiary as of December 31, 2006, and the related consolidated statements of operations, changes in net assets (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Enterprise Development Corporation at December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As reflected in the financial statements, the Company has incurred substantial losses and is experiencing liquidity problems associated with its limited operations and working capital, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully discussed in the accompanying notes to the financial statements, the Company has entered into material agreements and contracts with related individuals and entities owned by related individuals that have resulted in material transactions and balances with these related parties.

/S/ James B. McElravy, CPA, P.C.
Houston, Texas
March 22, 2007

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE

CONSOLIDATED BALANCE SHEET
FOR THE PERIOD ENDED DECEMBER 31, 2006

December 31 2006
ASSETS
Cash in bank	$ 29,273
Accounts receivable, net of allowances	8,226
Due from related parties	358,984
Inventories	204,440
Prepaid expenses	498,605
Total current assets	1,099,528

Equipment, net of depreciation of $3,420	35.437
Investment in subsidiary	10,800
Deferred financing costs, net of amortization of $72,248	189,706
Intangibles - goodwill	132,000
Total non-current assets	367,943
TOTAL ASSETS	$ 1,467,471

LIABILITIES AND SHAREHOLDERS' DEFICIT
Accounts payable and accrued liabilities	1,278,831
Accrued payroll and related liabilities	44,235
Total current liabilities	1,323,066

Notes and debentures payable, including accrued interest of $133,282	2,746,765
Notes payable, shareholders	17,500
Total non-current liabilities	2,764,265

TOTAL LIABILITIES	$ 4,087,331

SHAREHOLDERS' (DEFICIT)/EQUITY
Capital stock, $0.003 par value, 100 million shares authorized, 47,663,661 shares issued and outstanding at December 31, 2006.	$ 14,299
Additional paid in capital	335,901
Deficit from prior operations	(703,181)
Accumulated development-stage deficit	(2,266,879)
Total shareholders' deficit	(2,619,860)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 1,467,471

The accompanying notes are an integral part of these financial statements.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 9, 2006) TO DECEMBER 31, 2006

	Year Ended December 31, 2006	Inception to December 31, 2006
REVENUES AND GROSS MARGINS
Product sales	18,670	18,670
Cost of product sales	8,608	8,608
Gross margin on sales	10,062	10,062

OPERATING EXPENSES
Payroll and related expenses	394,811	394,811
Promotional expenses	1,380,455	1,380,455
General and administrative	215,810	215,810
Legal and professional	94,213	94,213
Amortization of debt issuance costs	72,248	72,248
Depreciation expense	3,324	3,324
Total operating expenses	2,160,861	2,160,861
Equity in loss of subsidiary	14,200	14,200

OPERATING LOSS	(2,164,999)	(2,164,999)

OTHER INCOME AND EXPENSE
Interest expense	(141,404)	(141,404)
Other income	39.524	39,524
Total other income and expense	(101,880)	(101,880)

NET LOSS	(2,266,879)	(2,266,879)

Net loss per share, basic and fully diluted	$ (0.05)	$ (0.05)
Weighted average shares outstanding	47,536,304	47,536,304

The accompanying notes are an integral part of these financial statements.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2006

			Accumulated Deficit
	No. of Shares	Total Paid in Capital (1)	Development Stage	Prior Operations	Total
Balance at inception	-	$ -	$ -	$ -	$ -
Founders' shares	39,000,000	-			-
Acquisition of Havoc Worldwide, LLC	6,000,000	-			-
Inventory contribution		11,130			11,130
Havoc shares converted to AEDC shares 3:1	2,663,331	339,070			339,070
Removal of AEDC loss	-				-
Net loss	-	-	(2,266,879)	(703,181)	(2,970,060)
Balance, 12/31/06	47,663,331	350,200	(2,266,879)	(703,181)	(2,619,860)

(1) Total Paid in Capital includes common stock and additional paid in capital

The accompanying notes are an integral part of these financial statements.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
 A DEVELOPMENT STAGE ENTERPRISE

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 9, 2006) TO DECEMBER 31, 2006

	Year Ended December 31, 2006	Inception to December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (2,266,879)	$ (2,266,879)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	75,668	75,668
Change in operating assets and liabilities:
Prepaid expenses	(498,605)	(498,605)
Inventories	(200,310)	(200,310)
Accounts receivable	(8,226)	(8,226)
Accounts payable and accrued liabilities	1,262,780	1,262,780
Interest payable	93,367	93,367
Effect of investment in Dynamic Distribution	(10,800)	(10,800)
Net cash used in operating activities	(1,550,006)	(1,550,006)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to related parties	(358,984)	(358,984)
Purchases of equipment	(38,856)	(38,856)
Purchase of Havoc Worldwide	(120,000)	(120,000)
Cash acquired upon Havoc merger	93,462	93,462

Net cash provided from or (used in) investing activities	(424,379)	(424,379)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debenture offering, net of finance costs	1,953,046	1,953,046
Shareholder loans	17,500	17,500
Proceeds from notes payable	33,111	33,111
Net cash provided from financing activities	2,003,657	2,003,657
Net change in cash and cash equivalents	29,273	29,273
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ 29,273	$ 29,273

Supplemental disclosures of non-cash information:
Cash interest payments	44,980	44,980

The accompanying notes are an integral part of these financial statements.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Enterprise Development Corporation ("the Company") was incorporated as A Time to Grow, Inc., in Texas on June 28, 2000 for the purpose of developing and delivering online e-Learning products to the consumer market. The Company registered as a reporting company under the Securities Act of 1933 by filing a report on form SB-2 that became effective on January 9, 2002. At a shareholders meeting held on August 29, 2003, the shareholders voted to abandon the existing business plan, elected to become a business development company under the Investment Company Act of 1940, and approved changing the name of the company to American Enterprise Development Corporation.

At a shareholders meeting on November 20, 2006, the Company elected to abandon the business development company status and return to regulation under the Securities Act of 1933.

Basis of Presentation
The consolidated financial statements include the accounts of American Enterprise Development Corporation and its wholly-owned subsidiary, Havoc Distribution, Inc. ("Havoc"). Significant inter-company accounts and transactions have been eliminated. We have a 35% interest in Dynamic Distribution, Inc., which we account for by the equity method.

Reverse Merger with Havoc Distribution, Inc.
As described in note 3, we issued 45 million shares of our common stock to acquire all of the issued and outstanding shares of Havoc. This business combination resulted in a change of control of the Company. We therefore accounted for this transaction as a reverse merger whereby the operating history of American Enterprise Development Corporation prior to the merger was reclassified to "Deficit from Prior Operations" on our balance sheet, and our financial statements are those of the accounting acquirer, Havoc.

Use of Estimates
In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories consist principally of raw materials and finished goods inventories. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market (net realizable) value.

License Costs
We have entered into several agreements with sports organizations that give us the right to use the organization's name on our product and to conduct certain promotional activities at their sports venues. The costs of these licenses are capitalized when the payment comes due and are amortized over the applicable sports season.

Revenue Recognition
We recognize revenue when persuasive evidence of an arrangement exists, product has been shipped to the customer, the sales price is fixed or determinable, and collectability is reasonably assured.

Property and Equipment
Property and equipment are valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated at three and five years.

Impairment of Long-Lived Assets
We review the carrying value of our long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. We apply this test to our intangibles related to our acquisition of Havoc and our investment in Dynamic Distribution, Inc. Because the Company is still in the development stage, we have not provided a reserve for these amounts at December 31, 2006.

Deferred Financing Costs
We capitalize costs directly associated with the raising of capital through debt offerings and amortize the costs over the life of the debt instruments.

Income Taxes
We recognize deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. We provide a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and Diluted Net Loss Per Share
The basic net loss per share of common stock is computed by dividing the net loss by the weighted average number of shares of common stock outstanding. Diluted net loss per share of common stock is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of shares of common stock outstanding plus potential dilutive securities. For the year ended December 31, 2006, we had no potential dilutive securities outstanding.

Stock Compensation
We adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. As of December 31, 2006, no options or warrants have been granted.

Recently Issued Accounting Pronouncements
In December 2004, the FASB issued SFAS No.123R, "Accounting for Stock-Based Compensation" SFAS No.123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No.123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No.123R, only certain pro forma disclosures of fair value were required. SFAS No.123R shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. While we have not issued options to employees, we may do so in the future. Therefore, the adoption of this new accounting pronouncement has no impact on the financial statements as of and for the year ended December 31, 2006.

NOTE 2 - GOING CONCERN

As shown in the accompanying consolidated financial statements, we incurred recurring losses from continuing operations of $2,266,879 for the partial year ended December 31, 2006. This condition creates an uncertainty as to our ability to continue as a going concern. Management is trying to raise additional capital through sales of common stock either through private placements or public offerings, as well as seeking other sources of funding. There are no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain the additional financing through private placements or public offerings to support the operations of Havoc. If these funds are not available, we may not continue our operations or execute our business plan. The conditions raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

NOTE 3 - RECAPITALIZATION AND REVERSE MERGER WITH HAVOC

On May 16, 2006, the Company entered into an agreement with Havoc Distribution, Inc., a manufacturer and distributor of sports energy drinks, to exchange shares in a transaction commonly known as a reverse merger. The Company issued 45 million shares of common stock for 15 million shares of Havoc (representing all of the shares issued and outstanding of Havoc). This transaction resulted in a change of control and recapitalization of the Company.

In consideration for the agreement of the Havoc shareholders to enter into the acquisition transaction, the advances and accrued advisory fees payable to Goldbridge Capital LLC totaling $155,410 were retired and considered paid in full as of the Closing date of the acquisition on May 16, 2006.

This recapitalization resulted in a reclassification of operating losses prior to the merger as "Deficit from Prior Operations".

NOTE 4 - ACQUISITION OF HAVOC WORLDWIDE DISTRIBUTIONS, LLC

On January 26, 2006, Havoc acquired the assets of Havoc Worldwide Distributions, LLC ("Havoc Distribution"), whose primary asset was the "Havoc" trademark name. This acquisition, costing $132,000, was funded through (i) the issuance of 2,000,000 shares of common stock of Havoc, valued at $2,000; (ii) the payment of $120,000 in cash; and (iii) the transfer of 1,000,000 shares of common stock of El Pegasu International, Inc., a company related to Havoc due to common ownership ("El Pegasu"), for which Havoc recorded a liability of $10,000 owed to El Pegasu so that El Pegasu would issue the shares to the sellers of Havoc Distribution. At the time the Havoc shares were issued for the Havoc Distribution assets, the "Havoc" trademark name did not have any tangible value (due primarily to the fact that the product had yet to be marketed, Havoc had no revenues or profits, and no market acceptance had been formed). Therefore, the Havoc shares issued in the transaction were given a value by management equal to their par value of $0.001, amounting to $2,000.

The acquisition agreement also called for the payment of compensation to the two sellers of the assets of Havoc Distribution as follows: (i) cash bonuses amounting to 10% of Havoc's net revenue per quarter and (ii) salaries amounting to $6,000 per month to each of the two sellers for the period February 2006 through July 2006 and $8,000 per month thereafter as salary to each seller.

NOTE 5 - ELECTION TO BE TREATED AS AN OPERATING COMPANY UNDER THE SECURITIES EXCHANGE ACT OF 1934

As previously discussed, the Company was a business development company ("BDC") regulated under the Investment Act of 1940, as amended (the "1940 Act"). As such, previous financial statements issued did not report on operations of the underlying assets. Instead, the Company reported the fair values of its investment portfolio as determined by the Board of Directors.

On November 20, 2006, the Company held a special shareholder meeting at which the shareholders approved a proposal to authorize the Board of Directors to withdraw the Company's election to be regulated as a BDC pursuant to Section 54(c) of the 1940 Act. On November 27, 2006, the Company withdrew its election to be regulated as a BDC and began to focus its efforts on the operation of Havoc's business rather than act as a passive investor. Withdrawal of the Company's election to be treated as a BDC did not affect the Company's registration under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Under the Exchange Act, the Company is required to file periodic reports on Form 10-K, Form 10-Q, Form 8-K, proxy statements and other reports required under the Exchange Act.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006:

Description	Method	Life	Amount	Accumulated Depreciation	Net Book Value
Furniture and fixtures	S/L	5 Years	2,454	(186)	2,268
Equipment	S/L	3 Years	17,692	(3,137)	14,555
Label Plating	Unit of production		18,710	(96)	18,710
Totals			38,856	(3,420)	35,437

Certain setup manufacturing costs charged to us by our outside suppliers are capitalized and amortized to the cost of producing a case of finished product.

Depreciation expense amounted to $3,324 for the year ended December 31, 2006. $96 were included in product costs and capitalized to inventory.

NOTE 7 - COMMON STOCK

During 2006, we issued 45 million shares of our common stock for the acquisition of Havoc (see Note 3 for a more detailed discussion), and received all of the issued and outstanding shares of Havoc.

We issued 100,000 shares of our common stock to IBIS Energy, LLC related to a guarantee that we provided to the IBIS Energy, LLC in June 2005.  This issuance took place near the merger date when our stick was very thinly traded, as a result we have estimate the fair market value of the shares issued to be $667 using the reverse merger value.  This amount is included in the statement of operations as general and administrative expense.

We issued 200,000 shares of our common stock to a Company shareholder as an incentive to loan the Company $100,000.  This issuance took place near the merger date when our stock was very thinly traded, as a result we have estimated the fair market of the shares issued to be $1,333 using the reverse merger value.  This amount is included in the statement of operations as general and administrative expense.

As of December 31, 2006, the Company had 47,663,331 shares of common stock issued and outstanding.

NOTE 8 - EQUITY TRANSACTIONS PRIOR TO REVERSE MERGER

On April 24, 2006, while still a BDC regulated under the 1940 Act, the Board of Directors voted to distribute all of the investment portfolio assets, subject to certain of its liabilities, to its shareholders by declaring an in-kind dividend of all of the shares of its then wholly-owned subsidiary, American Development Fund, Inc. ("ADF"), which held these assets. These assets consisted of (i) 300,000 shares of common stock in Pan American Production Company, Inc., whose fair value at March 31, 2006 was $150,000 and had an historical cost of $300; (ii) 1,250,000 shares of common stock of Intrepid Holdings, Inc., whose fair value at March 31, 2006 was $237,500 and had an historical cost of $100,000; and (iii) the March 31, 2006 accounts receivable balances arising from consulting services performed for Intrepid Holdings, Inc. and El Pegasu International, Inc. in the amounts of $33,000 and $16,300, respectively. These assets were subject to the in-kind dividend payable as reported at the close of the first quarter of 2006 of the 1,250,000 Intrepid Holdings, Inc. shares whose dividend liability was valued at $237,500 as of March 31, 2006.

In consideration for the agreement of the Havoc shareholders to enter into the acquisition transaction with the Company, the advances and accrued advisory fees payable to Goldbridge Capital LLC totaling $155,410 were retired and considered paid in full as of the closing date of the acquisition on May 16, 2006.

NOTE 9 - INCOME TAXES

We use the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Upon closing of the reverse merger, the Company experienced a change of control for income tax purposes. Section 382 of the United States Internal Revenue Code provides for limitations on the ability for the Company to carry forward any of the pre-merger net operating loss ("NOL") carryforwards. We are currently studying whether the Company will be allowed NOL carryforwards for pre-merger losses and no such deferred asset has been recorded as of December 31, 2006 relating to pre-merger losses. However, post-merger cumulative net operating losses amount to approximately $2,266,879 at December 31, 2006, and will expire in 2025 and 2026.

Deferred tax assets from NOL carryforwards have been fully reserved.

NOTE 10 - CONVERTIBLE DEBENTURES PAYABLE

Pursuant to a Private Placement Memorandum (the "PPM") dated February 23, 2006, Havoc, through a third-party broker-dealer, has offered $12 million of unsecured, two-year, 10% convertible debentures to accredited investors. The terms of the Stock Exchange Agreement with Havoc (included herein by reference) provide that the Company will acquire all the rights and obligations of Havoc under the debenture agreement, and that the debentures will be convertible into shares of the Company's common stock, rather than Havoc's common stock.

As a result, the Company, at its option, may redeem these debentures at any time prior to the maturity date. As of December 31, 2006, the Company had subscriptions pursuant to the PPM totaling $2,215,000, of which $1,865,842 were considered net cash proceeds (net of interest payment hold back, costs paid to the broker-dealer, and other costs) and were used for operating purposes by the Company.

At this time it is not possible to estimate the amount, if any, of additional debentures that might be sold or the amount of future proceeds, if any, that might be distributed to and received by the Company. In the event the Company does not sell the entire $12 million of debentures, the operations of the Company will be limited, which could affect the Company's ability to execute its business plan. The holders of these debentures may convert their debentures into shares of common stock on the basis of $3.34 per share at any time prior to the repayment of the debenture by the Company. The Company will not receive any cash proceeds from a conversion of debentures to common stock. The holders of debentures have the option to be paid interest monthly or have the interest compounded semi-annually and paid at maturity. Although the Company has set aside 1,200,000 shares of its common stock for possible conversion of the debentures, as of December 31, 2006, none of the debenture holders have chosen to convert any of their debentures into shares of common stock.

NOTE 11 - PROFESSIONAL AND COLLEGIATE SPORTS TEAMS RIGHTS AND OBLIGATIONS

Havoc develops, markets, sells and distributes energy drinks under the Havoc(tm) brand name and in connection with the brand names of sports conferences, franchise and teams that it sponsors. Havoc currently has licenses covering college sports conferences, sports franchises and other affinity groups.

As of December 31, 2006, Havoc has capitalized $1,679,932 of costs related to obligations arising under contracts signed with various professional and collegiate sports organizations. Havoc amortizes these costs over the sports season to which the costs apply. As of December 31, 2006, $1,215,214 of these costs have been amortized.

Additionally, as of December 31, 2006, under contracts currently executed, Havoc has $1,117,734 of obligations due to sports organizations but which were unpaid as of December 31, 2006.

For contracts currently executed, Havoc has the following obligations for the years ended December 31, 2007 and forward:

Year Ended December 31,	Payment Obligation
2007	$ 2,148,714
2008	2,189,470
2009	1,833,509
2010	1,149,287
2011	416,672
2012	28,138
Total	7,765,790

INTERIM FINANCIAL STATEMENTS

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE

BALANCE SHEETS
AS OF MARCH 31, 2007 AND MARCH 31, 2006

	March 31, 2007 (unaudited)	March 31, 2006 (audited)
ASSETS
Cash in bank	$ 43,806	$ 29,273
Accounts receivable, net of allowances	27,910	8,226
Due from related parties	333,739	358,984
Inventories	214,281	204,440
Prepaid expenses	635,916	498,605
Total current assets	1,255,652	1,099,528

Equipment, net of depreciation of $4,893 and $3,420	40,693	35,437
Investment in subsidiary	-	10,800
Deferred financing costs, net of amortization of $104,801 and $72,248	198,996	189,706
Intangibles - goodwill	132,000	132,000
Total non-current assets	371,689	367,943
TOTAL ASSETS	$ 1,627,341	$ 1,467,471

LIABILITIES AND SHAREHOLDERS' DEFICIT
Accounts payable and accrued liabilities	2,455,030	1,278,831
Short term notes payables and accrued interest	103,467	-
Accrued payroll and related liabilities	85,224	44,235
Total current liabilities	2,643,721	1,323,066
Notes and debentures payable, including accrued interest of $192,559 and $133,282	3,220,343	2,746,765
Notes payable, shareholders	7,500	17,500
Total non-current liabilities	3,227,843	2,764,265

TOTAL LIABILITIES	$ 5,871,564	$ 4,087,331

SHAREHOLDERS' (DEFICIT)/EQUITY
Capital stock, $0.0003 par value, 100 million shares authorized, 47,663,331 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	$ 14,299	$ 14,299
Additional paid in capital	335,976	335,901
Deficit from prior operations	(703,181)	(703,181)
Accumulated development-stage deficit	(3,891,242)	(2,266,879)

Total shareholders' deficit	(4,244,223)	(2,619,860)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 1,627,341	$ 1,467,471

The accompanying notes are an integral part of these financial statements.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE

STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
AND INCEPTION (JANUARY 1, 2006) TO MARCH 31, 2007 (unaudited)

	Three Months Ended March 31,		Inception (1/1/06) to March 31, 2007
	2007	2006
REVENUES AND GROSS MARGINS
Product sales	42,224	-	60,894
Cost of product sales	12,846	-	21,454
Gross margin on sales	29,378	-	39,440

OPERATING EXPENSES
Payroll and related expenses	185,695	36,000	580,506
Promotional expenses	1,170,341	-	2,550,796
General and administrative	84,662	18,765	300,472
Legal and professional	102,719	18,591	196,932
Amortization of debt issuance costs	32,553	1,160	104,801
Depreciation expense	1,474	-	4,798
Total operating expenses	1,577,444	74,516	3,738,305

Equity in loss of subsidiary	10,800	-	25,000

OPERATING LOSS	(1,588,866)	(74,516)	(3,723,865)

OTHER INCOME AND EXPENSE
Interest expense	(70,399)	(1,317)	(211,803)
Other income	4,902	391	44,426
Total other income and expense	(65,497)	(926)	(167,377)

NET LOSS	(1,624,363)	(75,442)	(3,891,242)

Net loss per share, basic and fully diluted	$ (0.03)	$ (0.00)	$ (0.08)

Weighted average shares outstanding	47,785,392	45,000,000	47,589,301

The accompanying notes are an integral part of these financial statements.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE

STATEMENT OF SHAREHOLDERS' EQUITY FROM INCEPTION TO MARCH 31, 2007
(unaudited)

	No. of Shares	Total Paid in Capital (1)	Development Stage Deficit	Deficit From Prior Operations	Total
Balance at inception, 1/1/06	-	$ -	$ -	$ -	$ -
Founders' shares	39,000,000	-			-
Acquisition of Havoc Worldwide, LLC	6,000,000	-			-
Inventory contribution		11,130			11,130
Havoc shares converted to AEDC shares 3:1	2,663,331	339,070			339,070
Net loss			(2,266,879)	(703,181)	(2,970,060)

Balance, 12/31/06	47,663,331	350,200	(2,266,879)	(703,181)	(2,619,860)

Entries for the three months ended March 31, 2007
Shares issued for services	-	-			277,500
Net loss			(1,624,363)		(1,624,363)

Balance, 03/31/07	47,663,331	350,200	(3,891,242)	(703,181)	(4,244,223)

(1) Total Paid in Capital includes common stock and additional paid in capital

The accompanying notes are an integral part of these financial statements.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE

STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2007
AND 2006
AND INCEPTION (JANUARY 1, 2006 TO MARCH 31, 2007)
(unaudited)

	Three Months Ended March 31,		Inception (1/1/06) to March 31, 2007
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (1,624,363)	$ (75,442)	$ (3,891,242)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	34,026	1,160	109,694
Common stock issued for services	-	13,000	-
Change in operating assets and liabilities:
Prepaid expenses	(137,311)	-	(635,917)
Inventories	(9,841)	-	(210,151)
Accounts receivable	(19,684)	-	(27,910)
Accounts payable and accrued liabilities	1,217,188	108,500	2,479,968
Interest payable	39,291	1,317	149,082
Effect of investment in Dynamic Distribution	10,800	-	-
Net cash provided by / (used in) operating activities	(489,894)	48,535	(2,039,900)

CASH FLOWS FROM INVESTING ACTIVITIES
Receipts from / (loans to) related parties	30,000	(25,000)	(328,984)
Purchases of equipment	(6,730)	-	(45,586)
Purchase of Havoc Worldwide	-	(120,000)	(120,000)
Cash acquired upon Havoc merger			93,462
Net cash provided from or (used in) investing activities	23,270	(145,000)	(401,108)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from debenture offering, net of finance costs	391,157	266,154	2,344,203
Shareholder loans made or (retired)	(10,000)	-	7,500
Proceeds from notes payable	100,000	-	133,111
Net cash provided from financing activities	481,157	266,154	2,484,814
Net change in cash and cash equivalents	14,533	169,689	43,806
Cash and cash equivalents, beginning of period	29,273	-	-
Cash and cash equivalents, end of period	$ 43,806	$ 169,689	$ 43,806

The accompanying notes are an integral part of these financial statements.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION
AND CONSOLIDATED SUBSIDIARIES
A DEVELOPMENT STAGE ENTERPRISE
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

American Enterprise Development Corporation ("AEDC", "the Company", "we" or "us") has currently one wholly owned subsidiary, Havoc Distribution, Inc. ("Havoc"). Havoc develops, markets, sells and distributes energy drinks under the Havoc(r) brand name and under the brand names of sports conferences, franchises and teams that it sponsors. Havoc currently has licenses covering college sports conferences, sports franchises and other affinity groups. Havoc is also planning to develop "alternative" beverage category drinks and "functional drinks", such as ready-to-drink iced tea and water. NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Presentation of Interim Information The accompanying consolidated financial statements of American Enterprise Development Corporation have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been omitted or condensed pursuant to such rules and regulations. These statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in the Company's Form 10-KSB for the year ended December 31, 2006. In management's opinion, these interim consolidated financial statements reflect all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the consolidated financial position and results of operations for each of the periods presented. The accompanying unaudited interim financial statements as of and for the three months ended March 31, 2007 are not necessarily indicative of the results which can be expected for the entire year. Basis of Presentation The consolidated financial statements include the accounts of American Enterprise Development Corporation and its wholly owned subsidiary, Havoc Distribution, Inc. Significant inter-company accounts and transactions have been eliminated. We have a 35% interest in Dynamic Distribution, Inc., which we account for by the equity method.

Use of Estimates
In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories consist principally of raw materials and finished goods inventories. Inventories are valued at the lower of first-in, first-out (FIFO) cost or market (net realizable) value.

License Costs
We have entered into several agreements with sports organizations that give us the right to use the organization's name on our product and to conduct certain promotional activities at their sports venues. The costs of these licenses are capitalized when the payment comes due and are amortized over the applicable sports season.

Revenue Recognition
We recognize revenue when persuasive evidence of an arrangement exists, product has been shipped to the customer, the sales price is fixed or determinable, and collectability is reasonably assured.

Property and Equipment
Property and equipment are valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated at three and five years.

Impairment of Long-Lived Assets
We review the carrying value of our long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. We apply this test to our intangibles related to our acquisition of Havoc and our investment in Dynamic Distribution, Inc. Because the Company is still in the development stage, we have not provided a reserve for these amounts at March 31, 2007.

Deferred Financing Costs
We capitalize costs directly associated with the raising of capital through debt offerings and amortize the costs over the life of the debt instruments.

Income Taxes
We recognize deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. We provide a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and Diluted Net Loss Per Share
The basic net loss per share of common stock is computed by dividing the net loss by the weighted average number of shares of common stock outstanding. Diluted net loss per share of common stock is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of shares of common stock outstanding plus potential dilutive securities. For the year ended December 31, 2006, and for the three months ended March 31, 2007, we had no potential dilutive securities outstanding.

Stock Compensation
We adopted the disclosure requirements of Financial Accounting Standard No. 123R, Accounting for Stock-Based Compensation (FAS No. 123R) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. As of March 31, 2007, no options or warrants have been granted.

NOTE 3 - GOING CONCERN

As shown in the accompanying consolidated financial statements, we incurred recurring losses from continuing operations of $3,891,242 since our inception in January 2006. Additionally, we have consumed $2,039,900 of cash from our operations. This condition creates an uncertainty as to our ability to continue as a going concern. Management is trying to raise additional capital through sales of common stock either through private placements or public offerings, as well as seeking other sources of funding. There are no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain the additional financing through private placements or public offerings to support the operations of Havoc. If these funds are not available, we may not continue our operations or execute our business plan. The conditions raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

NOTE 4 - CONVERTIBLE DEBENTURES PAYABLE

Pursuant to a Private Placement Memorandum (the "PPM") dated February 23, 2006, Havoc, through a third-party broker-dealer, has offered $12 million of unsecured, two-year, 10% convertible debentures to accredited investors. The terms of the Stock Exchange Agreement with Havoc (included herein by reference) provide that the Company will acquire all the rights and obligations of Havoc under the debenture agreement, and that the debentures will be convertible into shares of the Company's common stock, rather than Havoc's common stock.

As a result, the Company, at its option, may redeem these debentures at any time prior to the maturity date. As of March 31, 2007, the Company had subscriptions pursuant to the PPM totaling $2,648,000, of which $2,258,139 were considered net cash proceeds (net of interest payment hold back, costs paid to the broker-dealer, and other costs) and were used for operating purposes by the Company.

At this time it is not possible to estimate the amount, if any, of additional debentures that might be sold or the amount of future proceeds, if any, that might be distributed to and received by the Company. In the event the Company does not sell the entire $12 million of debentures, the operations of the Company will be limited, which could affect the Company's ability to execute its business plan. The holders of these debentures may convert their debentures into shares of common stock on the basis of $3.34 per share at any time prior to the repayment of the debenture by the Company. The Company will not receive any cash proceeds from a conversion of debentures to common stock. The holders of debentures have the option to be paid interest monthly or have the interest compounded semi-annually and paid at maturity. Although the Company has set aside 1,200,000 shares of its common stock for possible conversion of the debentures, as of March 31, 2007, none of the debenture holders have chosen to convert any of their debentures into shares of common stock.